Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FALCON MINERALS CORPORATION,

FALCON MINERALS OPERATING PARTNERSHIP, LP,

FERRARI MERGER SUB A LLC,

and

DPM HOLDCO, LLC

dated as of

January 11, 2022

i

Section 9.10	Severability	91
Section 9.11	Governing Law; Jurisdiction	91
Section 9.12	Waiver of Jury Trial	91
Section 9.13	Assignment	92
Section 9.14	Enforcement; Remedies	92
Section 9.15	Non-Recourse	92

Exhibits

Exhibit A	Form of Ferrari Reverse Stock Split

Exhibit B	Form of Ferrari Certificate Amendment

Exhibit C	Form of Long Term Incentive Plan

Exhibit D	Form of Sierra Certificate of Formation

Exhibit E	Form of Sierra Limited Liability Company Agreement

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated January 11, 2022, is entered into by and among Falcon Minerals Corporation, a Delaware corporation (“Ferrari”), Falcon Minerals Operating Partnership, LP, a Delaware limited partnership (“Ferrari OpCo”), Ferrari Merger Sub A LLC, a Delaware limited liability company and wholly owned subsidiary of Ferrari OpCo (“Merger Sub” and together with Ferrari and Ferrari OpCo, the “Ferrari Parties”), and DPM HoldCo, LLC, a Delaware limited liability company (“Sierra”). Ferrari, Ferrari OpCo, Merger Sub and Sierra are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a merger of Merger Sub with and into Sierra, with Sierra being the surviving entity and a wholly owned subsidiary of Ferrari OpCo (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the board of directors of Ferrari (the “Ferrari Board of Directors”), acting upon the unanimous recommendation of a special committee (the “Transaction Committee”) formed for the purpose of evaluating, reviewing, negotiating and making recommendations to the Board regarding the advisability of, the possible transactions contemplated hereby, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan are advisable and in the best interests of Ferrari and Ferrari’s stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger, the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan, (c) directed that the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan be submitted to Ferrari’s stockholders for their approval and (d) resolved to recommend that Ferrari’s stockholders approve the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan and to include such recommendation in the Proxy Statement (the “Ferrari Board Recommendation”);

WHEREAS, Falcon Minerals GP, LLC, a Delaware limited liability company and the general partner of Ferrari OpCo (“Ferrari GP”), in its capacity as general partner of Ferrari OpCo, has (a) determined that this Agreement, the Ferrari Partnership Unit Issuance and the Ferrari Partnership Reverse Unit Split are advisable and in the best interests of Ferrari OpCo and (b) approved the execution, delivery and performance of this Agreement and approved the Ferrari Partnership Unit Issuance and the Ferrari Partnership Reverse Unit Split;

WHEREAS, Ferrari OpCo, in its capacity as the sole member of Merger Sub, has (a) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Parties’ willingness to enter into this Agreement, Royal Resources L.P. (“Royal Resources”), as the record and beneficial owner of (a) 35,197,643 Ferrari Partnership Units and (b) 35,197,643 shares of Ferrari Class C Common Stock, representing more than a majority of the issued and outstanding shares of Ferrari Class C Common Stock, is entering into a support agreement, with Ferrari and Sierra (the “Ferrari Support Agreement”), pursuant to which and subject to the terms and conditions set forth therein, among other things, Royal Resources has agreed to vote all of the shares of Ferrari Class C Common Stock that it beneficially owns in favor of the approval of the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan at the Ferrari Stockholder Meeting;

WHEREAS, certain Sierra Members have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, Ferrari, certain Ferrari stockholders, and the Sierra Members are entering into that certain Registration Rights Agreement (the “Registration Rights Agreement”), which, effective as of the Closing, shall supersede the Existing RRA;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sierra Members, Royal Resources and Ferrari are entering into that certain Director Designation Agreement (the “Director Designation Agreement”), which, effective as of the Closing, shall supersede the Existing Shareholders’ Agreement; and

WHEREAS, Ferrari, Ferrari OpCo, Merger Sub and Sierra desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DLLCA, at the Merger Effective Time, Merger Sub shall be merged with and into Sierra, whereupon the separate existence of Merger Sub will cease, and Sierra will survive the Merger (Sierra, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly-owned Subsidiary of Ferrari OpCo. The Merger shall have the effects provided in this Agreement and as specified in Section 18-209 of the DLLCA.

Section 1.2 Closing. Unless this Agreement shall have been terminated in accordance with Article VIII, the closing of the Merger (the “Closing”) will take place (a) at 7:00 a.m., Houston time, at the Houston offices of Latham & Watkins LLP located at 811 Main Street, Suite 3700, Houston, Texas 77002, on the second business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), or (b) at such other date or place as is agreed to in writing by Ferrari and Sierra. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3 Merger Effective Time. On the Closing Date, Merger Sub and Sierra shall (i) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed, filed with and accepted for record by the Delaware SOS in accordance with the DLLCA, and (ii) make any other filings, recordings or publications required to be made by Merger Sub or Sierra under the DLLCA in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is filed with the Delaware SOS or on such other date and time as shall be agreed to by Merger Sub and Sierra and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Merger Effective Time”).

Section 1.4 Governing Documents. At the Merger Effective Time, (i) the certificate of formation of Sierra shall be amended and restated to read as set forth on Exhibit D and, as so amended and restated, shall be the certificate of formation of the Surviving Entity and (ii) the limited liability company agreement of Sierra shall be amended and restated to read as set forth on Exhibit E and, as so amended and restated, shall be the limited liability company agreement of the Surviving Entity.

Section 1.5 Member and Officers of the Surviving Entity. At the Merger Effective Time, Ferrari OpCo shall become and be admitted as the sole member of the Surviving Entity. Ferrari OpCo shall take such actions as are necessary prior to the Merger Effective Time such that, conditioned upon the occurrence of the Closing, the officers of the Surviving Entity shall be those individuals determined by Sierra and communicated in writing to Ferrari prior to the Closing Date.

Section 1.6 Directors and Officers of Ferrari.

(a) Ferrari shall take such actions as are necessary to cause, effective as of immediately following the Merger Effective Time, the Ferrari Board of Directors to consist solely of the following persons:

(i) three Principal Stockholder Directors (as defined in the Director Designation Agreement) designated by the Principal Stockholders (as defined in the Director Designation Agreement) in writing to Ferrari and Sierra at any time prior to mailing the Proxy Statement to the stockholders of Ferrari (in accordance with Section 2.7 of the Director Designation Agreement);

(ii) the Chief Executive Officer of Sierra;

(iii) two individuals designated by Ferrari in writing to Sierra at any time prior to mailing the Proxy Statement to the stockholders of Ferrari (in accordance with Section 2.7 of the Director Designation Agreement); and

(iv) two individuals designated by Sierra in writing to Ferrari at any time prior to mailing the Proxy Statement to the stockholders of Ferrari (in accordance with Section 2.7 of the Director Designation Agreement).

(b) If the Ferrari Certificate Amendment Approval is not received at the Ferrari Stockholder Meeting:

(i) the three Principal Stockholder Directors shall be designated as Class III directors of the Ferrari Board of Directors;

(ii) one of the individuals set forth in Section 1.6(a)(iii) (at Ferrari’s discretion) and one of the individuals set forth in Section 1.6(a)(iv) (at Sierra’s discretion) shall be designated as Class I directors of the Ferrari Board of Directors; and

(iii) the Chief Executive Officer of Sierra and the remaining individuals set forth in Section 1.6(a)(iii) and Section 1.6(a)(iv) shall be designated as Class II directors of the Ferrari Board of Directors.

(c) Ferrari shall take such actions as are necessary to (i) cause each officer of Ferrari to cease being an officer as of the Merger Effective Time (including by causing each such officer to tender an irrevocable resignation as an officer, effective as of the Merger Effective Time) and (ii) appoint each person set forth in Section 1.6(c) of the Sierra Disclosure Letter to the position set forth in Section 1.6(c) of the Sierra Disclosure Letter (which Section may be modified from time to time in Sierra’s sole discretion prior to the Closing), effective as of the Merger Effective Time.

Section 1.7 Tax Consequences. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (i) the Merger will qualify as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby Ferrari OpCo is intended to be the terminating partnership and Sierra is intended to be the resulting partnership, and as a result, the Merger is intended to be treated for United States federal income tax purposes (and, where applicable, state and local income tax purposes) as (A) a contribution of all of the assets and liabilities of Ferrari OpCo to Sierra in exchange for partnership interests in Sierra, immediately followed by (B) a liquidating distribution by Ferrari OpCo of such partnership interests in Sierra to the partners of Ferrari OpCo and (ii) none of Ferrari OpCo, Sierra, nor any partner of Ferrari OpCo or Sierra is intended to recognize taxable gain (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code) (the “Intended Tax Treatment”).

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Sierra Membership Units and Merger Sub Limited Liability Company Interests.

(a) At the Merger Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Sierra or of Merger Sub:

(i) Treatment of Sierra Membership Units. The Sierra Membership Units issued and outstanding immediately prior to the Merger Effective Time shall be converted into the right to receive an aggregate of (1) 235,000,000 Ferrari Class C Shares, (2) 235,000,000 Ferrari Partnership Units and (3) the Additional Consideration (collectively, the “Merger Consideration”), in each case, to be issued to the Persons set forth in, and in accordance with, Section 2.1(a)(i) of the Sierra Disclosure Letter (which Section may be modified from time to time in Sierra’s sole discretion prior to the Closing to reflect changes resulting from transactions permitted by this Agreement). At the Merger Effective Time, the limited liability company interest transfer books of Sierra shall be closed and there shall be no further registration of transfers of Sierra Membership Units thereafter on the records of Sierra. From and after the Merger Effective Time, all such Sierra Membership Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Sierra Membership Unit shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor.

(ii) Treatment of Merger Sub Limited Liability Company Interests. All of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and converted into all of the limited liability company interests of the Surviving Entity.

(b) Adjustment to Merger Consideration. The Merger Consideration and other dependent items shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including, for the avoidance doubt, the reverse stock split contemplated by the Ferrari Reverse Stock Split and the Ferrari Partnership Reverse Unit Split and any dividend or other distribution of securities convertible into Ferrari Class C Common Stock or Ferrari Partnership Units, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Ferrari Class C Common Stock or Ferrari Partnership Units outstanding after the date hereof and prior to the Merger Effective Time, so as to provide the holders of Sierra Membership Units with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent items; provided, that nothing in this Section 2.1(b) shall be construed to permit any Party to take any action that is otherwise prohibited by this Agreement.

Section 2.2 Payment for Securities. At the Merger Effective Time, Ferrari will promptly issue and allot, credited as fully paid, or cause to be issued and allotted, credited as fully paid, the Merger Consideration to the Persons and in the amounts set forth in Section 2.1(a)(i) of the Ferrari Disclosure Letter, in each case in book-entry form (which shall have a customary Securities Act restrictive legend), unless otherwise reasonably agreed by the Parties.

Section 2.3 Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

Section 2.4 Withholding. All amounts and securities otherwise payable pursuant to this Article II shall be paid without interest (unless otherwise noted). Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that Ferrari, Ferrari OpCo, Merger Sub, or the Surviving Entity shall be required to deduct and withhold under applicable Law. In the event that Ferrari, Ferrari OpCo, Merger Sub or the Surviving Entity reasonably determines that it is required by applicable Law to withhold or deduct an amount for or on account of any Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, Ferrari, Ferrari OpCo, Merger Sub and the Surviving Entity, as applicable, shall be entitled to deduct and withhold such amount; provided that such party shall provide at least ten business days’ written notice to such other party if the withholding party intends to deduct or withhold any amounts under this Section 2.4. Upon such a determination, the Parties shall reasonably cooperate in good faith to minimize to the extent permissible under applicable Law the amount of any such deduction or withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any deduction or withholding. To the extent that any such amounts or securities are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts or securities shall be treated for all purposes of this Agreement as having been paid in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SIERRA

Sierra hereby represents and warrants to Ferrari as set forth in this Article III. The following representations and warranties by Sierra are qualified in their entirety by reference to the disclosures (i) in the Sierra Form S-1 Registration Statement (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on October 8, 2021, as amended on October 28, 2021 (the “Sierra S-1”), and (ii) set forth in the disclosure letter delivered by Sierra to Ferrari immediately prior to the execution of this Agreement (the “Sierra Disclosure Letter”). Each disclosure set forth in the Sierra Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent from the text of the disclosure made.

Section 3.1 Organization and Qualification; Subsidiaries .

(a) Sierra is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as now being conducted.

(b) Sierra is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which it does business, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect. Sierra has delivered to or made available to Ferrari, prior to the execution of this Agreement, true and complete copies of the Sierra Governing Documents and is in compliance with the terms of the Sierra Governing Documents in all material respects.

(c) Section 3.1(c) of the Sierra Disclosure Letter sets forth as of the date hereof a true and complete list of the Subsidiaries of Sierra (each, a “Sierra Subsidiary” and, together with Sierra, the “Sierra Entities”), together with the jurisdiction of organization, formation or incorporation, as the case may be, of each Sierra Subsidiary. Each Sierra Subsidiary (i) is duly organized, formed or incorporated, as applicable, validly existing, in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization, formation or incorporation, as applicable, and is in compliance in all material respects with the terms of its Governing Documents, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which it does its business, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect. Sierra has delivered to or made available to Ferrari, prior to the execution of this Agreement, true and complete copies of the Governing Documents of each Sierra Subsidiary.

(d) Except for the Equity Interests of the Sierra Subsidiaries, Sierra does not own, directly or indirectly, any Equity Interests of any other Person.

Section 3.2 Capitalization.

(a) Section 3.2(a) of Sierra Disclosure Letter sets forth, as of the date hereof, all of the issued and outstanding Equity Interests of Sierra (the “Sierra Equity Interests”) and the record owner thereof. As of the date hereof, the Sierra Members own, directly or indirectly, all of the issued and outstanding Sierra Equity Interests. The Sierra Equity Interests have been validly issued, fully paid (to the extent required under the Sierra Governing Documents) and nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA) to the extent such concepts are applicable to the organizational type of a particular Sierra Entity. As of the date hereof, except as set forth in Section 3.2(a) of the Sierra Disclosure Letter or in the Sierra Governing Documents, there are no outstanding Sierra Equity Interests. As of the date hereof, there are no outstanding contractual obligations of Sierra to repurchase, redeem or otherwise acquire any Equity Interests in Sierra, any Sierra Subsidiary or any other Person, including any stock repurchase plan, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Sierra, any Sierra Subsidiary or any other Person.

(b) Except as set forth in the Governing Documents of Sierra and the Sierra Subsidiaries, (i) there are no voting agreements, voting trusts, proxies or other agreements to which Sierra or any Sierra Subsidiary is a party with respect to the voting or registration of the Sierra Equity Interests or any Equity Interests of any Sierra Subsidiary, (ii) neither Sierra nor any Sierra Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any Sierra Equity Interests or Equity Interests of any Sierra Subsidiary and (iii) there are no outstanding obligations to which Sierra or any Sierra Subsidiary is a party restricting the transfer of, or limiting the exercise of voting rights with respect to any Sierra Equity Interests or Equity Interests of any Sierra Subsidiary.

(c) Sierra or a Sierra Subsidiary owns, directly or indirectly, all of the issued and outstanding Equity Interests of each of the Sierra Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such Equity Interests have been duly authorized and validly issued and are fully paid (to the extent required under the Governing Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Sierra Subsidiary.

Section 3.3 Authorization; Validity of Agreement; Sierra Action. Sierra has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by Sierra of this Agreement and the consummation by Sierra of the Merger and the other Transactions have been duly and validly authorized by all necessary limited liability company action on the part of Sierra, and no other limited liability company action on the part of Sierra is necessary to authorize the execution and delivery by Sierra of this Agreement and the consummation by Sierra of the Merger and the other Transactions, subject, in the case of the Merger, to the filing of the Certificate of Merger pursuant to the DLLCA. This Agreement has been duly executed and delivered by Sierra and, assuming due and valid authorization, execution and delivery hereof by each of the Ferrari Parties, is a legal, valid and binding obligation of Sierra and is enforceable against Sierra in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.4 Approvals. Certain Sierra Members have approved, and no other action is required by any Sierra Members to approve, the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, through a duly executed irrevocable written consent, a copy of which has been delivered to Ferrari.

Section 3.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Sierra, the consummation by Sierra of the Merger or any of the other Transactions, or compliance by Sierra with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Governing Documents of Sierra or any Sierra Subsidiary, (b) require any filing by Sierra or any Sierra Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any government, legislature, court, judicial body, arbitral tribunal, administrative agency or commission or other governmental, quasi-governmental or other regulatory or governmental authority, instrumentality or agency, whether foreign, federal, state, local or supranational (a “Governmental Entity”), except for (i) any filings as may be required under the DLLCA in connection with the Merger, (ii) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement or the Merger or (iv) such filings as may be required in connection with state and local transfer Taxes, (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Sierra or any of the Sierra Subsidiaries is a party or by which any of their respective assets or properties may be bound, (d) assuming the making of all filings and notifications as may be required under the HSR Act and the receipt of all clearances, authorizations, approvals, consents and waiting period expirations or terminations as may be required under the HSR Act, violate any Order or Law applicable to Sierra, any Sierra Subsidiary or any of their properties, assets or operations, or (e) result in the creation or imposition of any Lien on any asset of Sierra or any Sierra Subsidiary; except in each of clauses (b), (c), (d) or (e), as would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect.

Section 3.6 Financial Statements; SEC Comments.

(a) Ferrari has been provided with copies of the following financial statements (the “Sierra Financial Statements”):

(i) audited consolidated balance sheets of Kimmeridge Mineral Fund, LP as of December 31, 2020 (the “Balance Sheet Date”) and December 31, 2019 and the related consolidated statements of operations, changes in partners’ capital and cash flows for the years then ended;

(ii) audited balance sheets of Rock Ridge Royalty Company LLC as of December 31, 2020 and December 31, 2019 and the related statements of operations, changes in members interest and cash flows for the years then ended;

(iii) audited statement of revenues and direct expenses of Source Acquisition for the year ended December 31, 2020;

(iv) unaudited consolidated balance sheet of Kimmeridge Mineral Fund, LP as of September 30, 2021 and the related consolidated statements of operations, changes in partners’ capital and cash flows for the nine-month period then ended (the “Interim Financials”);

(v) unaudited condensed balance sheet of Rock Ridge Royalty Company LLC as of March 31, 2021 and the related statements of operations, changes in members’ interest and cash flows for the nine-month period then ended; and

(vi) unaudited statement of revenues and direct expenses of Source Acquisition for the nine-months ended June 30, 2021.

(b) Except as set forth on Section 3.6(b) of the Sierra Disclosure Letter, the Sierra Financial Statements (including the related notes and schedules thereto) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of Kimmeridge Mineral Fund, LP, Rock Ridge Royalty Company LLC and Source Acquisition, as applicable, in all material respects, (ii) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, (A) the financial position and the results of operations and cash flows of Kimmeridge Mineral Fund, LP and Rock Ridge Royalty Company LLC, as applicable, and (B) the revenues and direct expenses of Source Acquisition, in each case as of the times and for the periods referred to therein, except with respect to the Interim Financials and the financial statements referred to in Section 3.6(a)(v) and Section 3.6(a)(vi) for normal year-end audit adjustments and the absence of footnote disclosures and other presentation items customarily included in audited financial statements. With respect to the Sierra Financial Statements, Sierra has not received written notification from its independent accountants of any (i) “significant deficiency” or (ii) “material weakness” in Sierra’s internal control over financial reporting. For the purposes of this Section 3.6(b), (x) the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof and (y) the representations regarding Rock Ridge Royalty Company LLC and Source Acquisition are qualified as to the knowledge of Sierra.

(c) As of its most recent filing date, the Sierra S-1 (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) thereunder.

(d) As of the date hereof, to Sierra’s knowledge, there are no outstanding comments from the SEC with respect to the Sierra S-1.

Section 3.7 Improper Payments. Since January 1, 2021 through the date of this Agreement, neither Sierra nor any Sierra Subsidiary nor, to the knowledge of Sierra, any director, officer, or Representative of Sierra or any Sierra Subsidiary has (a) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or (c) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. As of the date hereof, neither Sierra nor any Sierra Subsidiary has received any written communication that alleges that Sierra or any Sierra Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 3.8 Absence of Certain Changes .

(a) Since the Balance Sheet Date through the date hereof, Sierra has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b) Since the Balance Sheet Date through the date hereof, there has not been any Effect that would reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

(c) Since September 30, 2021 through the date hereof, neither Sierra nor any of the Sierra Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Ferrari’s prior written consent) have constituted a breach of any of the covenants set forth in Section 5.1.

Section 3.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against in the Interim Financials and (b) for liabilities and obligations incurred since September 30, 2021 in the ordinary course of business consistent with past practice and (c) for liabilities and obligations incurred under this Agreement (including fees and expenses) or in connection with the Transactions, neither Sierra nor any Sierra Subsidiary has incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise).

Section 3.10 Litigation. Since January 1, 2019, (a) there have been no claims, litigation, actions, suits, arbitrations, alternative dispute resolution proceedings or any other judicial or administrative proceedings, in Law or equity (each, a “Legal Proceeding”), pending against (or to Sierra’s knowledge, threatened against or naming as a party thereto), Sierra, a Sierra Subsidiary or any executive officer or director of Sierra (in their capacity as such), and (b) to the knowledge of Sierra, there has been no investigation of a Governmental Entity pending or threatened against Sierra or any Sierra Subsidiary, in each case of (a) and (b), other than as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect. Neither Sierra nor any Sierra Subsidiary is subject to any outstanding Order of a Governmental Entity that would reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect or otherwise prohibiting or making illegal any of the Transactions.

Section 3.11 Sierra Benefit Plans .

(a) Sierra has made available to Ferrari a true and complete copy, as applicable, of (i) each Sierra Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing, (ii) the most recent annual report covering such Sierra Benefit Plan with accompanying schedules and attachments, (iii) the most recent summary plan description for each Sierra Benefit Plan, (iv) the most recently received determination or opinion letter, if any, issued by the IRS, and (v) all non-routine, written communications and filings with any Governmental Entity relating to any Sierra Benefit Plan that were sent or received during the last three years.

(b) Each Sierra Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Sierra Benefit Plan and, to Sierra’s knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Sierra Benefit Plan. Each trust established in connection with any Sierra Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(c) No Sierra Benefit Plan is, and neither Sierra nor any Sierra Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains or contributes to, has at any time in the last six years sponsored, maintained, contributed to or participated in or has any liability or obligation, whether fixed or contingent, with respect to (i) any multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) any single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) any multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) Neither Sierra nor any Sierra Subsidiary has any obligation to provide (whether under any Sierra Benefit Plan or otherwise) health, accident, disability, life or other welfare or insurance benefits to any current or former Service Providers of Sierra or any Sierra Subsidiary (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Service Provider, other than health continuation coverage pursuant to Section 4980B of the Code or any similar state Law (“COBRA”). Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, Sierra, the Sierra Subsidiaries and each of their respective ERISA Affiliates are in compliance with (i) the applicable requirements of COBRA and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(e) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (i) each Sierra Benefit Plan has been maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws, and (ii) with respect to the Sierra Benefit Plans, no event has occurred and, to the knowledge of Sierra, there exists no condition or set of circumstances in connection with which Sierra could be subject to any liability (other than routine claims for benefits) under the terms thereof, or with respect thereto, or under any applicable Law.

(f) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, all contributions required to have been made under the terms of any Sierra Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the latest balance sheet of Sierra in accordance with the terms of the Sierra Benefit Plan and all applicable Laws. With respect to each Sierra Benefit Plan, except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (i) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of such Sierra Benefit Plan has occurred, and (ii) none of the assets of Sierra, any Sierra Subsidiary or any of their respective ERISA Affiliates is, or may reasonably be expected to become, the subject of any lien arising under ERISA or the Code.

(g) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, no Legal Proceeding is pending or, to Sierra’s knowledge, threatened against, by or on behalf of any Sierra Benefit Plan or the assets, fiduciaries or administrators thereof (other than routine claims for benefits).

(h) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, no Sierra Benefit Plan, and neither Sierra, nor any Sierra Subsidiary nor any Sierra Benefit Plan fiduciary with respect to any Sierra Benefit Plan, in any case, is the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, nor is any such audit or investigation pending or, to Sierra’s knowledge, threatened.

(i) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former Service Provider of Sierra or any Sierra Subsidiary to any material payment or benefit; (ii) materially increase the amount of compensation or benefits due to any such Service Provider; or (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other benefit to any such Service Provider.

Section 3.12 Labor Matters.

(a) Neither Sierra nor any of the Sierra Subsidiaries is or has at any time been party to or bound by any collective bargaining or similar agreement with respect to its employees or any other Contract with any labor union or labor organization. There is no labor strike, work stoppage, picketing, lockout, walkout or other organized work interruption pending or, to Sierra’s knowledge, threatened against Sierra or any of the Sierra Subsidiaries, and neither Sierra nor any of the Sierra Subsidiaries has experienced any such organized work interruption during the past three years. There are no labor unions or other organizations representing or purporting to represent and, to Sierra’s knowledge, no union organization campaign is in progress with respect to, any employees of Sierra or any of the Sierra Subsidiaries. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Entity, nor any grievances, complaints, claims or judicial or administrative proceedings, in each case, that are pending or, to Sierra’s knowledge, threatened by or on behalf of any employees of Sierra or any of the Sierra Subsidiaries.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, during the three years prior to the date of this Agreement, Sierra and each Sierra Subsidiary is in compliance with all applicable Laws, statutes, rules and regulations respecting employment and fair employment practices, terms and conditions of employment of employees, former employees and prospective employees and respecting the engagement of other individuals for the provision of services, including with respect to wages and hours, pay equity, discrimination, harassment or retaliation in employment, wrongful discharge, collective bargaining, fair labor standards, classification of employees and independent contractors, occupational health and safety, personal rights or any other labor and employment-related matters.

(c) During the three years prior to the date of this Agreement, neither Sierra nor any of the Sierra Subsidiaries has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Sierra or any of the Sierra Subsidiaries.

Section 3.13 Taxes

(a) Sierra and each Sierra Subsidiary have timely filed with the appropriate Governmental Entity all income Tax Returns and all other material Tax Returns required to be filed, including with respect to the Sierra Equity Interests, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Sierra and each Sierra Subsidiary have duly paid in full (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) (i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any material amounts of Taxes or material Tax Returns of Sierra or any of the Sierra Subsidiaries and neither Sierra nor any of the Sierra Subsidiaries is a part of any Legal Proceeding relating to material Taxes; (ii) Sierra and the Sierra Subsidiaries have not received a written notice or announcement of any audit, examination, investigation or other proceeding with regard to any material amounts of Taxes or material Tax Returns of Sierra or any of the Sierra Subsidiaries; (iii) no deficiency for material Taxes of Sierra or any of the Sierra Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; and (iv) neither Sierra nor any Sierra Subsidiary has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(c) Each of Sierra and the Sierra Subsidiaries has duly and timely withheld and paid all material Taxes required to be withheld and paid with respect to its employees, independent contractors, creditors, stockholders and other third parties.

(d) There are no material Tax Liens upon any property or assets of Sierra or any Sierra Subsidiary except for Sierra Permitted Liens.

(e) There are no Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving Sierra or any Sierra Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, and after the Closing Date neither Sierra nor any Sierra Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f) (i) Neither Sierra nor any of the Sierra Subsidiaries has extended or waived (or granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither Sierra nor any of the Sierra Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(g) Neither Sierra nor any Sierra Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Sierra or any Sierra Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(h) Neither Sierra nor any Sierra Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

(i) Within the past two years, neither Sierra nor any Sierra Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any analogous or similar provision of Law) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or otherwise as a part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(j) Neither Sierra nor any Sierra Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of Sierra or any Sierra Subsidiary for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition by Sierra or any Sierra Subsidiary made on or prior to the Closing Date, (iii) any prepaid amount received on or prior to the Closing Date, (iv) election by Sierra or any Sierra Subsidiary under Section 108(i) of the Code made prior to the Closing Date or (v) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date.

(k) To the knowledge of Sierra, neither Sierra nor any of the Sierra Subsidiaries has taken or agreed to take any action not contemplated by this Agreement or any related ancillary documents that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither Sierra nor any of the Sierra Subsidiaries is aware of any agreement, plan or other circumstance that would prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(l) None of the property of Sierra nor any of the Sierra Subsidiaries is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code (other than Sierra, which is a partnership for U.S. federal income Tax purposes).

Section 3.14 Contracts .

(a) Section 3.14(a) of the Sierra Disclosure Letter sets forth a list of each note, bond, mortgage, lien, indenture, lease, license, contract or agreement, arrangement or other instrument or obligation (“Contract”) (provided that, the foregoing shall exclude any Oil and Gas Lease or other instrument creating or evidencing Sierra’s or any Sierra Subsidiary’s chain-of-title), to which Sierra or any Sierra Subsidiary is a party which, as of the date hereof:

(i) constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) obligates Sierra or any Sierra Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) that can reasonably be expected to result in excess of $2,000,000;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Sierra or any Sierra Subsidiary, or upon consummation of the Transactions, Ferrari or the Ferrari Subsidiaries, or which materially restricts the conduct of any line of business to Sierra and the Sierra Subsidiaries, taken as a whole, including any Contract that requires such Sierra entity to deal exclusively with a third party in connection with the sale or purchase of any product or service;

(iv) constitutes an Indebtedness obligation of Sierra or any Sierra Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(v) requires Sierra or any Sierra Subsidiary to dispose of or acquire assets or properties (other than any real property) or involves any pending or contemplated merger, consolidation or similar business combination transaction in an amount in excess of $2,000,000;

(vi) constitutes a Derivative Transaction;

(vii) sets forth the operational terms of a joint venture, partnership or similar arrangement;

(viii) constitutes a loan to any Person (other than a wholly owned Sierra Subsidiary) by Sierra or any Sierra Subsidiary in an amount in excess of $2,000,000;

(ix) is an outstanding agreement of guaranty by a Sierra Entity in favor of any Person not affiliated with another Sierra Entity in an amount in excess of $2,000,000;

(x) constitutes an agreement under which Sierra or any Sierra Subsidiary uses or has the right to use any Licensed Sierra IP or under which Sierra or any Sierra Subsidiary has licensed or otherwise permitted others the right to use any Sierra IP that is material to the operation of the business of Sierra and the Sierra Subsidiaries substantially as conducted;

(xi) prohibits the pledging of the Equity Interests of Sierra or any Sierra Subsidiary or prohibits the issuance of guarantees by any Sierra Subsidiary;

(xii) has continuing “earn-out” or other similar contingent purchase price payment obligations after the consummation of the Merger;

(xiii) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term greater than ten years;

(xiv) any Contract where the primary purpose thereof is or was to indemnify another Person; or

(xv) is (A) not made in the ordinary course of business consistent with past practices and (B) material to Sierra and the Sierra Subsidiaries, taken as a whole.

(b) Each Contract of the type described above in Section 3.14(a) and in effect as of the date hereof, whether or not set forth in Section 3.14(a) of the Sierra Disclosure Letter, is referred to herein as a “Sierra Material Contract.” Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, each of the Sierra Material Contracts is legal, valid and binding on Sierra and each Sierra Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (A) neither Sierra nor any Sierra Subsidiary, nor, to Sierra’s knowledge, any other party thereto, is in breach or violation of, or default under, any Sierra Material Contract, and (B) no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Sierra Material Contract. As of the date hereof, neither Sierra nor any Sierra Subsidiary has received written notice of any violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Sierra Material Contract.

(c) Sierra has delivered or made available to Ferrari or provided to Ferrari for review, prior to the execution of this Agreement, true and complete copies of all of the Sierra Material Contracts.

Section 3.15 Investment Company Act. Neither Sierra nor any Sierra Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 3.16 Environmental Matters. Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect:

(a) Sierra and each Sierra Subsidiary are, and have been since January 1, 2019, in compliance with all Environmental Laws.

(b) Sierra and each Sierra Subsidiary have obtained and maintain all the Environmental Permits necessary to own, lease and conduct their current operations and are in compliance with their respective Environmental Permits. All such Environmental Permits are in full force and effect, and there are no proceedings pending or, to the knowledge of Sierra, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such Environmental Permit.

(c) Neither Sierra nor any Sierra Subsidiary has received any written notice, demand, letter or claim alleging that Sierra or any Sierra Subsidiary is in violation of, or liable under, any Environmental Law, and no judicial, administrative or compliance Order relating to compliance with Environmental Laws or Environmental Permits has been issued against Sierra or any Sierra Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Sierra, threatened against Sierra or any Sierra Subsidiary under any Environmental Law.

(d) Neither Sierra nor any Sierra Subsidiary has entered into or agreed to any consent Order or is subject to any judgment or decree relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

(e) Neither Sierra nor any Sierra Subsidiary has assumed, by contract or, to the knowledge of Sierra, by operation of Law, any liability of any third party under any Environmental Law or relating to any Hazardous Substances.

(f) Neither Sierra nor any Sierra Subsidiary has caused, and to the knowledge of Sierra, no third party has caused any release of any Hazardous Substances that would be required to be investigated or remediated by, or that would reasonably be expected to result in a liability of, Sierra or any Sierra Subsidiary under any Environmental Law.

Section 3.17 Intellectual Property.

(a) Sierra or one of the Sierra Subsidiaries owns or otherwise has all necessary rights to all Intellectual Property Rights used in or held for use in the conduct of the business of Sierra as conducted prior to the Closing Date except such Intellectual Property Rights that, if not possessed by Sierra or one of the Sierra Subsidiaries, would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

(b) As of the date hereof, there are no disputes pending or, to the knowledge of Sierra, threatened regarding any agreement (1) under which Sierra or any Sierra Subsidiary uses or has the right to use any Licensed Sierra IP or (2) under which Sierra or any Sierra Subsidiary has licensed or otherwise permitted others the right to use any Sierra IP.

(c) During the past six years, the operation of Sierra’s business has not infringed upon, misappropriated, diluted or otherwise violated, and is not infringing upon, misappropriating, diluting or otherwise violating, the Intellectual Property Rights of another Person, and no action, claim or proceeding alleging the infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person is pending or, to the knowledge of Sierra, threatened against Sierra or any Sierra Subsidiary, except, in each case, for any such infringement, misappropriation, dilution or other violation that would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect. To the knowledge of Sierra, no Person is infringing upon, misappropriating or otherwise violating any Sierra IP in any material respect.

(d) The information technology systems used by Sierra or any Sierra Subsidiary (“Sierra IT Systems”) are designed, implemented, operated and maintained in a commercially reasonable manner to provide a commercially reasonable degree of reliability and security with respect to the businesses of Sierra and the Sierra Subsidiaries. Without limiting the foregoing, (i) Sierra and each Sierra Subsidiary have taken commercially reasonable steps and implemented commercially reasonable procedures intended to ensure that the Sierra IT Systems are free from any malware, spyware, virus or other code designed or intended to materially disrupt, disable or harm the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, and (ii) Sierra and each Sierra Subsidiary have in effect commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken steps intended to safeguard the security and the integrity of the Sierra IT Systems. To the knowledge of Sierra, there have been no unauthorized intrusions or breaches of security with respect to Sierra IT Systems, which have resulted in the unauthorized access, loss, destruction, misappropriation, modification, encryption, or corruption of any material information or data contained therein, except that would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

Section 3.18 Compliance with Laws; Permits.

(a) During the three years prior to the date of this Agreement, (i) each of Sierra and the Sierra Subsidiaries has complied and is in compliance with all Laws that affect the business, properties, assets or operations of Sierra and the Sierra Subsidiaries and (ii) no notice, charge or assertion has been received by Sierra or any Sierra Subsidiary or, to Sierra’s knowledge, threatened against Sierra or any Sierra Subsidiary alleging any non-compliance with any such Laws, except with respect to clauses (i) and (ii) above, for such non-compliance that would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (i) Sierra and the Sierra Subsidiaries are in compliance with all applicable Laws relating to the ownership and operation of the Sierra Oil and Gas Properties, (ii) neither Sierra nor any of the Sierra Subsidiaries have received any written notice from any Governmental Entity alleging any violation of any applicable Law relating to the ownership and operation of the Sierra Oil and Gas Properties, and (iii) to Sierra’s knowledge, no Legal Proceeding or Order by any Governmental Entity exists or is pending against the Sierra Oil and Gas Properties, alleging any failure to comply with Laws relating to the ownership and operation of the Sierra Oil and Gas Properties.

(c) Sierra and the Sierra Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Sierra and the Sierra Subsidiaries to own, lease and operate their properties or carry on their respective businesses substantially as is being conducted as of the date hereof, materially in accordance with applicable Laws, and substantially in the manner described in the Sierra S-1 (the “Sierra Permits”), and, to Sierra’s knowledge, all such Sierra Permits are valid, and in full force and effect, and there are no Legal Proceedings pending or threatened that seek the suspension, revocation or material adverse modification of any such Sierra Permit, except, in each case, where the failure to possess and/or maintain such Sierra Permits in full force and effect would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

Section 3.19 Oil and Gas Matters.

(a) The Oil and Gas Properties of the Sierra Entities constitute all of the fee mineral interests and Royalties directly or indirectly owned by Sierra (the “Sierra Oil and Gas Properties”). Other than the Sierra Oil and Gas Properties, as of the date hereof, the Sierra Entities do not own any other type of Oil and Gas Property.

(b) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report audited by Cawley, Gillespie & Associates, Inc. (the “Sierra Independent Petroleum Engineer”) relating to the Sierra Entities’ interests referred to therein as of December 31, 2020 (the “Sierra Reserve Report”) or the reserve report audited by Netherland, Sewell & Associates, Inc. (“NSAI”) relating to the Sierra Entities’ interests referred to therein as of December 31, 2020 (the “NSAI Reserve Report”), (ii) reflected in the Sierra Reserve Report or the NSAI Reserve Report as having been sold or otherwise disposed of or (iii) permitted sales or dispositions after the date hereof in accordance with Section 5.1, the Sierra Entities have (x) good and defensible title to all Sierra Oil and Gas Properties forming the basis for the reserves reflected in the Sierra Reserve Report, and in each case as attributable to interests owned by the Sierra Entities, free and clear of any Liens (other than Sierra Permitted Liens) and (y) to the knowledge of Sierra, good and defensible title to all Sierra Oil and Gas Properties forming the basis for the reserves reflected in the NSAI Reserve Report, and in each case as attributable to interests owned by the Sierra Entities, free and clear of any Liens (other than Sierra Permitted Liens). For purposes of the foregoing sentence, “good and defensible title” means such record or beneficial title that is free from reasonable doubt that a prudent Person engaged in the business of purchasing and owning Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(c) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, the factual, non-interpretive data supplied by the Sierra Entities to the Sierra Independent Petroleum Engineer and NSAI relating to the Sierra Entities’ interests referred to in the Sierra Reserve Report or the NSAI Reserve Report (as applicable), by or on behalf of the Sierra Entities that was material to such firm’s estimate of proved oil and gas reserves attributable to the Sierra Oil and Gas Properties included in the Sierra Reserve Report or the NSAI Reserve Report (as applicable) was, as of the time provided, to the knowledge of Sierra, accurate in all material respects. To the knowledge of Sierra, there are no material errors in the assumptions and estimates provided by the Sierra Entities in connection with the preparation of the Sierra Reserve Report or the NSAI Reserve Report. Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, the oil and gas reserve estimates of the Sierra Entities set forth in the Sierra Reserve Report and, to the knowledge of the Sierra, the NSAI Reserve Report, fairly reflect, in all respects, the oil and gas reserves of the Sierra Entities at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Sierra Reserve Report or, to the knowledge of Sierra, in the NSAI Reserve Report, that would reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

(d) There are no Oil and Gas Properties operated by any Sierra Entity.

(e) All Royalties, revenues, and other benefits attributable to production from, or the ownership of, the Sierra Oil and Gas Properties that are payable to any Sierra Entity are being received by the Sierra Entities in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such Royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

(f) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, no Sierra Entity has received any Royalties, revenues, or other benefits attributable to production from or the ownership of, the Sierra Oil and Gas Properties in excess of the Royalties, revenues, or other benefits such Sierra Entity is properly entitled to or that such Sierra Entity would otherwise be required to remit to any operator, purchaser of production or other Royalty owner.

(g) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, the Sierra Oil and Gas Properties do not include any mineral interest where any Sierra Entity has agreed to, or any Ferrari Entity will have to, bear a share of drilling, operating or other costs as a participating mineral owner, other than instances where the Sierra Entities have been force pooled under applicable Law and such Sierra Entity’s share of drilling, operating or other costs as a participating mineral owner in such pooled unit are set off against the Sierra Entity’s share of the proceeds of production attributable to such pooled unit.

(h) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, none of the material Sierra Oil and Gas Properties are subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Merger and the other Transactions contemplated by this Agreement.

(i) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (i) to Sierra’s knowledge, all rentals, shut-ins and similar payments owed to any Sierra Entity under (or otherwise with respect to) any Oil and Gas Leases burdening the Sierra Oil and Gas Properties (such Oil and Gas Leases, the “Sierra Third Party Leases”) have been properly and timely paid and (ii) to Sierra’s knowledge, no Sierra Entity has received any notice from any relevant operator or lessee of any of the Sierra Third Party Leases of such Person’s intention or desire to modify, renegotiate or repudiate any term in such Sierra Third Party Lease or any payment obligation due thereunder, in each case, for which such matter has not previously been resolved.

Section 3.20 Information Provided by Sierra in Proxy Statement. None of the information to be supplied in writing by or on behalf of Sierra or any Sierra Subsidiary for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of Ferrari, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 3.21 Insurance. Sierra and the Sierra Subsidiaries are either self-insured or have policies of insurance covering Sierra, the Sierra Subsidiaries or any of their respective employees, properties or assets, in each case in such amounts and with respect to such risks and losses that Sierra believes are adequate for the operation of its business. Except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect, (a) all such insurance policies are in full force and effect, (b) no written notice of or, to the knowledge of Sierra, threat of, cancellation, non-renewal, alteration in coverage or premium increase has been received by Sierra or any Sierra Subsidiary under such policies, (c) there is no existing default or event thereunder and (d) all premiums payable under such insurance policies have been paid.

Section 3.22 Related Party Agreements. Except as permitted by this Agreement, from January 1, 2019 through the date hereof, there have been no agreements, arrangements or understandings between Sierra or any Sierra Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any affiliate (including any past or present officer or director or employee of Sierra or any Sierra Subsidiary) thereof, on the other hand (other than those exclusively among Sierra and the Sierra Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.23 Brokers; Expenses. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of any of Sierra.

Section 3.24 Dissenters’ Rights. As of the date hereof, no dissenters’, appraisal or similar rights are available to the holders of the Sierra Equity Interests with respect to this Agreement or the Transactions.

Section 3.25 Sufficiency of Assets. Except as set forth in Section 3.25 of the Sierra Disclosure Letter, at the Closing, the Sierra Entities will own or have the right to use all assets, properties and rights used or held for use in connection with the operations and business of the Sierra Entities as of the date hereof, except as would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect.

Section 3.26 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Sierra has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Ferrari and the Ferrari Subsidiaries and acknowledge that Sierra has been provided access to personnel, properties, premises and records of Ferrari and the Ferrari Subsidiaries for such purposes. In entering into this Agreement, Sierra has relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of Ferrari and the Ferrari Subsidiaries, and Sierra acknowledges and agrees that it has not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by Ferrari, any of the Ferrari Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Ferrari’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Sierra acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, none of the Ferrari Parties makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger, and Sierra is not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 3.27 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither Sierra nor any other Person makes any express or implied representation or warranty with respect to Sierra or with respect to any other information provided to the Ferrari Parties in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE FERRARI PARTIES

The Ferrari Parties represent and warrant to Sierra, jointly and severally, as set forth in this Article IV. The following representations and warranties by the Ferrari Parties are qualified in their entirety by reference to the disclosures (i) in the Ferrari SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2021 and prior to the date hereof with the SEC and available on Edgar and (ii) set forth in the disclosure letter delivered by Ferrari to Sierra immediately prior to the execution of this Agreement (the “Ferrari Disclosure Letter”). Each disclosure set forth in the Ferrari Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Each of the Ferrari Parties is a corporation, partnership, limited liability company or other legal entity duly organized, formed or incorporated, as applicable, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate, partnership, limited liability company or other power, as the case may be, and authority to conduct its business as now being conducted.

(b) Each of the Ferrari Parties is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which it does business, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect. Ferrari has delivered to or made available to Sierra, prior to the execution of this Agreement, true and complete copies of the Governing Documents of Ferrari, Ferrari OpCo and Merger Sub (other than those Governing Documents that have been filed with the SEC and are available on Edgar prior to the date hereof). Each of the Ferrari Parties is in compliance with the terms of its Governing Documents in all material respects.

(c) Section 4.1(c) of the Ferrari Disclosure Letter sets forth as of the date hereof a true and complete list of the Subsidiaries of Ferrari (each, a “Ferrari Subsidiary” and, together with the Ferrari Parties, the “Ferrari Entities”), together with the jurisdiction of organization, formation or incorporation, as the case may be, of each Ferrari Subsidiary. Each Ferrari Subsidiary (i) is duly organized, formed or incorporated, as applicable, validly existing, in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization, formation or incorporation, as applicable, and is in compliance in all material respects with the terms of its Governing Documents, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which it does its business, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect. Ferrari has delivered to or made available to Sierra, prior to the execution of this Agreement, true and complete copies of the Governing Documents of each Ferrari Subsidiary.

(d) Except for the Equity Interests of the Ferrari Subsidiaries, Ferrari does not own, directly or indirectly, any Equity Interests of any other Person.

Section 4.2 Capitalization .

(a) The authorized capital stock of Ferrari consists of (i) 240,000,000 shares of Ferrari Class A Common Stock (ii) 120,000,000 share of Ferrari Class C Common Stock and (iii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Ferrari Preferred Stock”). As of the date of this Agreement, (A) 47,013,958 shares of Ferrari Class A Common Stock were issued and outstanding, not including 529,397 shares of Ferrari Class A Common Stock subject to outstanding Ferrari Restricted Stock Awards, (B) (i) 1,270,618 shares of Ferrari Class A Common Stock were subject to outstanding Ferrari PSU Awards (assuming that applicable performance metrics are achieved at target levels) and (ii) 4,025,418 shares of Ferrari Class A Common Stock remained available for issuance pursuant to the Ferrari Equity Plan, (C) 39,387,782 shares of Ferrari Class C Common Stock were issued and outstanding and (D) no shares of Ferrari Preferred Stock were issued and outstanding. All of the outstanding shares of Ferrari Common Stock are duly authorized, validly issued, fully paid (to the extent required under the Ferrari Governing Documents) and nonassessable, and all shares of Ferrari Common Stock to be issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. As of the date of this Agreement, there were 13,749,998 public warrants (each, a “Ferrari Public Warrant”) outstanding and 7,500,000 private placement warrants (each, a “Ferrari Private Placement Warrant” and, together with the Ferrari Public Warrants, the “Ferrari Warrants”) outstanding. Section 4.2(a) of the Ferrari Disclosure Letter sets forth, as of the date hereof, the Persons entitled to receive any Earn-Out Consideration (as defined in the Ferrari Contribution Agreement) and the amount and type of Ferrari Equity Interests each such Person would be entitled to receive if all of the Earn-Out Payments (as defined in the Ferrari Contribution Agreement) were paid in full. Except as set forth in this Section 4.2, there are no other outstanding Equity Interests of Ferrari (“Ferrari Equity Interests”). There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of Ferrari or any Ferrari Subsidiary issued and outstanding. There are no outstanding contractual obligations of Ferrari to repurchase, redeem or otherwise acquire any Equity Interests in Ferrari, any Ferrari Subsidiary or any other Person, including any stock repurchase plan, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Ferrari, any Ferrari Subsidiary or any other Person other than Ferrari OpCo’s obligation to redeem some or all of the Ferrari Partnership Units in certain circumstances in accordance with the Ferrari OpCo Partnership Agreement.

(b) Other than the Existing RRA and the Existing Shareholders’ Agreement, there are no voting agreements, voting trusts, proxies or other agreements to which Ferrari or any Ferrari Subsidiary is a party (“Ferrari Equity Agreements”) with respect to the voting or registration of Equity Interests of Ferrari or any Ferrari Subsidiary. The Sponsor RRA has terminated in accordance with its terms. Neither Ferrari nor any Ferrari Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its Equity Interests. No Ferrari Equity Interests are owned by any Ferrari Subsidiary. There are no outstanding obligations to which Ferrari or any Ferrari Subsidiary is a party (i) restricting the transfer of, or (ii) limiting the exercise of voting rights with respect to any Equity Interests of Ferrari or any Ferrari Subsidiary (including Ferrari OpCo).

(c) Section 4.2(c) of the Ferrari Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Equity Interests of each Ferrari Subsidiary, other than Ferrari OpCo, and the record owner and beneficial owners thereof. Except with respect to Ferrari OpCo, Ferrari or another Ferrari Subsidiary owns, directly or indirectly, all of the issued and outstanding Equity Interests of each of the Ferrari Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such Equity Interests have been duly authorized and validly issued and are fully paid (to the extent required under the Governing Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Ferrari Subsidiary.

(d) Section 4.2(d) of the Ferrari Disclosure Letter sets forth as of the date hereof a list of all of the partners of Ferrari OpCo, together with the number and type of Ferrari Partnership Units held by each such partner in Ferrari OpCo. Other than the Ferrari Partnership Units owned by the limited partners of Ferrari OpCo set forth in Section 4.2(d) of the Ferrari Disclosure Letter, Ferrari directly owns all of the issued and outstanding Ferrari Partnership Units of Ferrari OpCo, free and clear of any Liens. All Ferrari Partnership Units have been duly authorized and validly issued and are fully paid (to the extent required under the Governing Documents of such entity), non-assessable and free of preemptive rights, and all Ferrari Partnership Units to be issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will be issued in compliance with applicable securities Laws. There are no Equity Interests of Ferrari OpCo issued and outstanding other than such Ferrari Partnership Units.

(e) All dividends or other distributions on the shares of Ferrari Common Stock and any dividends or other distributions on any securities of any Ferrari Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.3 Authorization; Validity of Agreement; Ferrari Action.

Each of the Ferrari Parties has all necessary corporate, limited liability company and partnership, as applicable, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Ferrari Parties of this Agreement and the consummation by each of them of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate, limited liability company and partnership, as applicable, action on the part of such Ferrari Party and no other corporate, limited liability company and limited partnership, as applicable, action on the part of any Ferrari Party is necessary to authorize the execution and delivery by the Ferrari Parties of this Agreement and the consummation by them of the Merger and the other Transactions, subject, in the case of the Merger, to the filing of the Certificate of Merger pursuant to the DLLCA, in the case of the Ferrari Stock Issuance and the Ferrari Reverse Stock Split, the receipt of the Ferrari Stockholder Approval, in the case of the Ferrari Certificate Amendment, the receipt of the Ferrari Certificate Amendment Approval, and in the case of the Long Term Incentive Plan, the receipt of the Long Term Incentive Plan Approval. This Agreement has been duly executed and delivered by each Ferrari Party and, assuming due and valid authorization, execution and delivery hereof by Sierra, is a legal, valid and binding obligation of each Ferrari Party enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.4 Board and Equityholder Approvals.

(a) The Ferrari Board of Directors, acting upon the unanimous recommendation of the Transaction Committee formed for the purpose of evaluating, reviewing, negotiating and making recommendations to the Board regarding the advisability of, the possible transactions contemplated hereby, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan are advisable and in the best interests of Ferrari and Ferrari’s stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger, the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan, (c) directed that the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan be submitted to Ferrari’s stockholders for their approval and (d) resolved to recommend that Ferrari’s stockholders approve the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan and to include such recommendation in the Proxy Statement.

(b) Ferrari GP has, in its capacity as general partner of Ferrari OpCo, has (i) determined that this Agreement, the Ferrari Partnership Unit Issuance and the Ferrari Partnership Reverse Unit Split are advisable and in the best interests of Ferrari OpCo and (ii) approved the execution, delivery and performance of this Agreement and approved the Ferrari Partnership Unit Issuance and the Ferrari Partnership Reverse Unit Split (the “Ferrari GP Approval”).

(c) Ferrari OpCo, in its capacity as the sole member of Merger Sub, has (i) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger.

(d) None of the members of the Transaction Committee are affiliated with Royal Resources.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by any Ferrari Party, the consummation by the Ferrari Parties of the Merger or any of the other Transactions, or compliance by the Ferrari Parties with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Ferrari Governing Documents, the Ferrari OpCo Governing Documents or the Governing Documents of any Ferrari Subsidiary, (b) require any filing by any Ferrari Party or any Ferrari Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) any filings as may be required under the DLLCA in connection with the Merger, (iii) such filings with the SEC as may be required to be made by Ferrari in connection with this Agreement and the Merger, including a proxy statement in preliminary and definitive form relating to the Ferrari Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”), (iv) compliance with any applicable requirements under the HSR Act, (v) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement or the Merger or (vi) such filings as may be required in connection with state and local transfer Taxes), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Ferrari or any of the Ferrari Subsidiaries is a party or by which any of their respective assets or properties may be bound, (d) assuming the making of all filings and notifications as may be required under the HSR Act and the receipt of all clearances, authorizations, approvals, consents and waiting period expirations or terminations as may be required under the HSR Act, violate any Order or Law applicable to any Ferrari Party, any Ferrari Subsidiary or any of their properties, assets or operations, or (e) result in the creation or imposition of any Lien on any asset of any Ferrari Party or any Ferrari Subsidiary; except in each of clauses (b), (c), (d) or (e), as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

Section 4.6 Ferrari SEC Documents and Ferrari Financial Statements.

(a) Ferrari has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2019 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed or furnished by Ferrari with the SEC, as have been amended since the time of their filing, collectively, the “Ferrari SEC Documents”). As of their respective filing dates, the Ferrari SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b) All of the audited consolidated and combined financial statements and unaudited interim condensed consolidated and combined financial statements of Ferrari included in the Ferrari SEC Documents (including the related notes and schedules thereto) (collectively, the “Ferrari Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of Ferrari and its consolidated Subsidiaries in all material respects, (ii) complied as of their respective dates in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act, which adjustments are not, in the aggregate, material to Ferrari) and (iv) fairly present, in all material respects, the financial position and the results of operations and cash flows of Ferrari and its consolidated Subsidiaries as of the times and for the periods referred to therein. No Ferrari Subsidiary is required to file periodic reports with the SEC.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Ferrari SEC Documents. To the knowledge of Ferrari, none of the Ferrari SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(d) Neither Ferrari nor any of the Ferrari Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Ferrari and any of the Ferrari Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ferrari or any of the Ferrari Subsidiaries in Ferrari’s or such Ferrari Subsidiary’s published financial statements or other Ferrari SEC Documents.

Section 4.7 Internal Controls; Sarbanes-Oxley Act; Improper Payments.

(a) Since January 1, 2019, Ferrari has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth on Section 4.7 of the Ferrari Disclosure Letter, since January 1, 2019, (A) Ferrari has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Ferrari in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Ferrari’s management as appropriate to allow timely decisions regarding required disclosure, (B) to the knowledge of Ferrari, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Ferrari to material information required to be included in Ferrari’s periodic reports required under the Exchange Act and (C) to the knowledge of Ferrari, as of the date of this Agreement, the principal executive officer and principal financial officer of Ferrari have disclosed to Ferrari’s auditors and the audit committee of the Ferrari Board of Directors (and made summaries of such disclosures available to Ferrari) (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Ferrari’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other individuals who have a significant role in Ferrari’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of Ferrari have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(b) Since January 1, 2019 through the date of this Agreement, Ferrari has not received written notification from its independent accountants of any (i) “significant deficiency” or (ii) “material weakness” in Ferrari’s internal control over financial reporting. For the purposes of this Section 4.7(b), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(c) Neither Ferrari nor any Ferrari Subsidiary nor, to the knowledge of Ferrari, any director, officer or Representative of Ferrari or any Ferrari Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. As of the date hereof, neither Ferrari nor any Ferrari Subsidiary has received any written communication that alleges that Ferrari or any Ferrari Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

(d) Since January 1, 2021 through the date of this Agreement, (i) neither Ferrari nor any of the Ferrari Subsidiaries nor, to the knowledge of Ferrari, any director, officer, employee, or Representative of Ferrari or any of the Ferrari Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Ferrari or any of the Ferrari Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Ferrari or any of the Ferrari Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Ferrari or any of the Ferrari Subsidiaries, whether or not employed by Ferrari or any of the Ferrari Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Ferrari or any of the Ferrari Subsidiaries or any of their respective officers, directors, employees or agents to Ferrari Board of Directors or any committee thereof or to any director or officer of Ferrari or any of the Ferrari Subsidiaries.

(e) Ferrari is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of NASDAQ, in each case, that are applicable to Ferrari.

Section 4.8 Absence of Certain Changes.

(a) Since December 31, 2020 through the date hereof, Ferrari has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b) Since December 31, 2020 through the date hereof, there has not been any Effect that would reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(c) Since September 30, 2021 through the date hereof, neither Ferrari nor any of the Ferrari Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Sierra’s prior written consent) have constituted a breach of any of the covenants set forth in Section 5.2.

Section 4.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against in Ferrari’s consolidated and combined balance sheet as of December 31, 2020, (b) for liabilities and obligations incurred since January 1, 2021 in the ordinary course of business consistent with past practice and (c) for liabilities and obligations incurred under this Agreement (including fees and expenses) or in connection with the Transactions, neither Ferrari nor any Ferrari Subsidiary has incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise).

Section 4.10 Litigation. Since January 1, 2019, (a) there have been no Legal Proceedings pending against (or to Ferrari’s knowledge, threatened against), Ferrari, a Ferrari Subsidiary or any executive officer or director of Ferrari (in their capacity as such), (b) to the knowledge of Ferrari, there has been no investigation of a Governmental Entity pending or threatened against Ferrari or any Ferrari Subsidiary, in each case of (a) and (b), other than as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect. Neither Ferrari nor any Ferrari Subsidiary is subject to any outstanding Order of a Governmental Entity that would reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect or otherwise prohibiting or making illegal any of the Transactions.

Section 4.11 Ferrari Benefit Plans.

(a) Ferrari has made available to Sierra a true and complete copy, as applicable, of (i) each material Ferrari Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing, (ii) the most recent annual report covering such Ferrari Benefit Plan with accompanying schedules and attachments, (iii) the most recent summary plan description for each Ferrari Benefit Plan, (iv) the most recently received determination or opinion letter, if any, issued by the IRS, and (v) all non-routine, written communications and filings with any Governmental Entity relating to any Ferrari Benefit Plan that were sent or received during the last three years.

(b) Except as set forth on Section 4.11(c) of the Ferrari Disclosure Letter, no Ferrari Benefit Plan is, and neither Ferrari nor any Ferrari Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains or contributes to, has at any time in the last six years sponsored, maintained, contributed to or participated in or has any liability or obligation, whether fixed or contingent, with respect to (i) any multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) any single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) any multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(c) Except as set forth on Section 4.11(d) of the Ferrari Disclosure Letter, neither Ferrari nor any Ferrari Subsidiary has any obligation to provide (whether under any Ferrari Benefit Plan or otherwise) health, accident, disability, life or other welfare or insurance benefits to any current or former Service Providers of Ferrari or any Ferrari Subsidiary (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Service Provider, other than health continuation coverage pursuant to Section 4980B of the Code or COBRA. Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, Ferrari, the Ferrari Subsidiaries and each of their respective ERISA Affiliates are in compliance with (i) the applicable requirements of COBRA and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (i) each Ferrari Benefit Plan has been maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws, and (ii) with respect to the Ferrari Benefit Plans, no event has occurred and, to the knowledge of Ferrari, there exists no condition or set of circumstances in connection with which Ferrari could be subject to any liability (other than routine claims for benefits) under the terms thereof, or with respect thereto, or under any applicable Law.

(e) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, all contributions required to have been made under the terms of any Ferrari Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the latest balance sheet of Ferrari in accordance with the terms of the Ferrari Benefit Plan and all applicable Laws. With respect to each Ferrari Benefit Plan, except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (i) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of such Ferrari Benefit Plan has occurred, and (ii) none of the assets of Ferrari, any Ferrari Subsidiary or any of their respective ERISA Affiliates is, or may reasonably be expected to become, the subject of any lien arising under ERISA or the Code.

(f) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, no Legal Proceeding is pending or, to Ferrari’s knowledge, threatened against, by or on behalf of any Ferrari Benefit Plan or the assets, fiduciaries or administrators thereof (other than routine claims for benefits).

(g) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, no Ferrari Benefit Plan, and neither Ferrari, nor any Ferrari Subsidiary nor any Ferrari Benefit Plan fiduciary with respect to any Ferrari Benefit Plan, in any case, is the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, nor is any such audit or investigation pending or, to Ferrari’s knowledge, threatened.

(h) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former Service Provider of Ferrari or any Ferrari Subsidiary to any material payment or benefit; (ii) materially increase the amount of compensation or benefits due to any such Service Provider; (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other benefit to any such Service Provider; or (iv) result in any payment or benefit that could be characterized as an “excess parachute payment” (within the meaning of Section 280G of the Code) with respect to any current or former employee, officer, director or independent contractor of Ferrari or any Ferrari Subsidiary.

Section 4.12 Labor Matters.

(a) Ferrari has made available to Sierra a schedule that sets forth a true, accurate, and complete list of all employees of Ferrari and each of the Ferrari Subsidiaries as of the date hereof and, for each such employee, his or her: (i) job title; (ii) base salary or hourly rate of pay; (iii) status as exempt or non-exempt under the Fair Labor Standards Act and comparable state wage law; (iv) target bonus amount and target annual long-term incentive award amount; (v) hire date and service date (if different); (vi) leave status (including nature and expected duration of any leave); (vii) details of any visa or other work permit; and (viii) work location. Except for the foregoing employees, Ferrari and the each of the Ferrari Subsidiaries do not engage any other individuals (whether as consultants, independent contractors or otherwise) who spend a material amount of their working time providing services to Ferrari or any of the Ferrari Subsidiaries.

(b) Neither Ferrari nor any of the Ferrari Subsidiaries is or has at any time been party to or bound by any collective bargaining or similar agreement with respect to its employees or any other Contract with any labor union or labor organization. There is no labor strike, work stoppage, picketing, lockout, walkout or other organized work interruption pending or, to Ferrari’s knowledge, threatened against Ferrari or any of the Ferrari Subsidiaries, and neither Ferrari nor any of the Ferrari Subsidiaries has experienced any such organized work interruption during the past three years. There are no labor unions or other organizations representing or purporting to represent and, to Ferrari’s knowledge, no union organization campaign is in progress with respect to, any employees of Ferrari or any of the Ferrari Subsidiaries. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Entity, nor any grievances, complaints, claims or judicial or administrative proceedings, in each case, that are pending or, to Ferrari’s knowledge, threatened by or on behalf of any employees of Ferrari or any of the Ferrari Subsidiaries.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, during the three years prior to the date of this Agreement, Ferrari and each Ferrari Subsidiary is in compliance with all applicable Laws, statutes, rules and regulations respecting employment and fair employment practices, terms and conditions of employment of employees, former employees and prospective employees and respecting the engagement of other individuals for the provision of services, including with respect to wages and hours, pay equity, discrimination, harassment or retaliation in employment, wrongful discharge, collective bargaining, fair labor standards, classification of employees and independent contractors, occupational health and safety, personal rights or any other labor and employment-related matters.

(d) During the three years prior to the date of this Agreement, neither Ferrari nor any of the Ferrari Subsidiaries has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Ferrari or any of the Ferrari Subsidiaries.

Section 4.13 Taxes .

(a) Ferrari and each Ferrari Subsidiary have timely filed with the appropriate Governmental Entity all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Ferrari and each Ferrari Subsidiary have duly paid in full (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) (i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any material amounts of Taxes or material Tax Returns of Ferrari or any of the Ferrari Subsidiaries and neither Ferrari nor any of the Ferrari Subsidiaries is a part of any Legal Proceeding relating to material Taxes; (ii) Ferrari and the Ferrari Subsidiaries have not received a written notice or announcement of any audit, examination, investigation or other proceeding with regard to any material amounts of Taxes or material Tax Returns of Ferrari or any of the Ferrari Subsidiaries; (iii) no deficiency for material Taxes of Ferrari or any of the Ferrari Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; and (iv) neither Ferrari nor any Ferrari Subsidiary has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(c) Each of Ferrari and the Ferrari Subsidiaries has duly and timely withheld and paid all material Taxes required to be withheld and paid with respect to its employees, independent contractors, creditors, stockholders and other third parties.

(d) There are no material Tax Liens upon any property or assets of Ferrari or any Ferrari Subsidiary except for Ferrari Permitted Liens.

(e) There are no Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving Ferrari or any Ferrari Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, and after the Closing Date neither Ferrari nor any Ferrari Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f) (i) Neither Ferrari nor any of the Ferrari Subsidiaries has extended or waived (or granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither Ferrari nor any of the Ferrari Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(g) Neither Ferrari nor any Ferrari Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Ferrari or any Ferrari Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(h) Neither Ferrari nor any Ferrari Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

(i) Within the past two years, neither Ferrari nor any Ferrari Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any analogous or similar provision of Law) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or otherwise as a part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(j) Neither Ferrari nor any Ferrari Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of Ferrari or any Ferrari Subsidiary for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition by Ferrari or any Ferrari Subsidiary made on or prior to the Closing Date, (iii) any prepaid amount received on or prior to the Closing Date, (iv) election by Ferrari or any Ferrari Subsidiary under Section 108(i) of the Code made prior to the Closing Date or (v) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date.

(k) To the knowledge of Ferrari, neither Ferrari nor any of the Ferrari Subsidiaries has taken or agreed to take any action not contemplated by this Agreement or any related ancillary documents that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither Ferrari nor any of the Ferrari Subsidiaries is aware of any agreement, plan or other circumstance that would prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(l) None of the property of Ferrari nor any of the Ferrari Subsidiaries is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code (other than Ferrari OpCo, which is a partnership for U.S. federal income Tax purposes).

Section 4.14 Contracts.

(a) Except as filed as exhibits to the Ferrari SEC Documents filed after January 1, 2021 and prior to the date hereof, Section 4.14(a) of the Ferrari Disclosure Letter sets forth a list of each Contract (provided that, the foregoing shall exclude any Oil and Gas Lease or other instrument creating or evidencing Ferrari’s or any Ferrari Subsidiary’s chain-of-title), to which Ferrari or any Ferrari Subsidiary is a party which, as of the date hereof:

(i) constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) obligates Ferrari or any Ferrari Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) that can reasonably be expected to result in excess of $1,000,000;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Ferrari or any Ferrari Subsidiary, or upon consummation of the Transactions, Sierra or the Sierra Subsidiaries, or which materially restricts the conduct of any line of business to Ferrari and the Ferrari Subsidiaries, taken as a whole, including any Contract that requires such Ferrari Entity to deal exclusively with a third party in connection with the sale or purchase of any product or service;

(iv) constitutes an Indebtedness obligation of Ferrari or any Ferrari Subsidiary with a principal amount as of the date hereof greater than $1,000,000;

(v) requires Ferrari or any Ferrari Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of an Oil and Gas Lease or a ground lease affecting a Ferrari Oil and Gas Property) or involves any pending or contemplated merger, consolidation or similar business combination transaction in an amount in excess of $1,000,000;

(vi) constitutes a Derivative Transaction;

(vii) sets forth the operational terms of a joint venture, partnership or similar arrangement;

(viii) constitutes a loan to any Person (other than a wholly owned Ferrari Subsidiary) by Ferrari or any Ferrari Subsidiary in an amount in excess of $1,000,000;

(ix) is an outstanding agreement of guaranty by a Ferrari Entity in favor of any Person not affiliated with another Ferrari Entity in an amount in excess of $1,000,000;

(x) prohibits the pledging of the Equity Interests of Ferrari or any Ferrari Subsidiary or prohibits the issuance of guarantees by any Ferrari Subsidiary;

(xi) has continuing “earn-out” or other similar contingent purchase price payment obligations;

(xii) is a Contract for the employment of any employee of Ferrari or any Ferrari Subsidiary or that provides for the payment of severance or termination pay or benefits upon termination of the agreement or the applicable employee’s employment with Ferrari or a Ferrari Subsidiary (excluding offer letters that do not provide rights to severance or termination pay or benefits);

(xiii) constitutes an agreement under which Ferrari or any Ferrari Subsidiary uses or has the right to use any Licensed Ferrari IP or under which Ferrari or any Ferrari Subsidiary has licensed or otherwise permitted others the right to use any Ferrari IP that is material to the commercial business of Ferrari and Ferrari Subsidiaries substantially as currently conducted (excluding, for the avoidance of doubt, non-exclusive licenses to commercially available, off-the-shelf software that have been granted on standardized, generally available terms);

(xiv) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term greater than ten years;

(xv) any Contract with any Governmental Entity;

(xvi) any Contract between Ferrari or any Ferrari Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, on the other hand (other than those exclusively among Ferrari and the Ferrari Subsidiaries);

(xvii) any Contract where the primary purpose thereof is or was to indemnify another Person; or

(xviii) is (A) not made in the ordinary course of business consistent with past practice and (B) material to Ferrari and the Ferrari Subsidiaries, taken as a whole.

(b) Each Contract of the type described above in Section 4.14(a) and in effect as of the date hereof, whether or not set forth in Section 4.14(a) of the Ferrari Disclosure Letter, is referred to herein as a “Ferrari Material Contract.” Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, each Ferrari Material Contract is legal, valid and binding on Ferrari and each Ferrari Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (A) neither Ferrari nor any Ferrari Subsidiary, nor, to Ferrari’s knowledge, any other party thereto, is in breach or violation of, or default under, any Ferrari Material Contract, and (B) no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Ferrari Material Contract. As of the date hereof, neither Ferrari nor any Ferrari Subsidiary has received written notice of any violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Ferrari Material Contract.

(c) Ferrari has delivered or made available to Sierra or provided to Sierra for review, prior to the execution of this Agreement, true and complete copies of all of the Ferrari Material Contracts.

Section 4.15 Investment Company Act. Neither Ferrari nor any Ferrari Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.16 Environmental Matters. Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect:

(a) Ferrari and each Ferrari Subsidiary are, and have been since January 1, 2019, in compliance with all Environmental Laws.

(b) Ferrari and each Ferrari Subsidiary have obtained and maintain all the Environmental Permits necessary to own, lease and conduct their current operations and are in compliance with their respective Environmental Permits. All such Environmental Permits are in full force and effect, and there are no proceedings pending or, to the knowledge of Ferrari, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such Environmental Permit.

(c) Neither Ferrari nor any Ferrari Subsidiary has received any written notice, demand, letter or claim alleging that Ferrari or any Ferrari Subsidiary is in violation of, or liable under, any Environmental Law, and no judicial, administrative or compliance Order relating to compliance with Environmental Laws or Environmental Permits has been issued against Ferrari or any Ferrari Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Ferrari, threatened against Ferrari or any Ferrari Subsidiary under any Environmental Law.

(d) Neither Ferrari nor any Ferrari Subsidiary has entered into or agreed to any consent Order or is subject to any judgment or decree relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

(e) Neither Ferrari nor any Ferrari Subsidiary has assumed, by contract or, to the knowledge of Ferrari, by operation of Law, any liability of any third party under any Environmental Law or relating to any Hazardous Substances.

(f) Neither Ferrari nor any Ferrari Subsidiary has caused, and to the knowledge of Ferrari, no third party has caused any release of any Hazardous Substances that would be required to be investigated or remediated by, or that would reasonably be expected to result in a liability of, Ferrari or any Ferrari Subsidiary under any Environmental Law.

Section 4.17 Intellectual Property.

(a) Ferrari or one of the Ferrari Subsidiaries owns or otherwise has all necessary rights to all Intellectual Property Rights used in or held for use in the conduct of the business of Ferrari as conducted prior to the Closing Date except such Intellectual Property Rights that, if not possessed by Ferrari or one of the Ferrari Subsidiaries, would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(b) As of the date hereof, there are no disputes pending or, to the knowledge of Ferrari, threatened regarding any agreement (i) under which Ferrari or any Ferrari Subsidiary uses or has the right to use any Licensed Ferrari IP or (ii) under which Ferrari or any Ferrari Subsidiary has licensed or otherwise permitted others the right to use any Ferrari IP.

(c) During the past six years, the operation of Ferrari’s business has not infringed upon, misappropriated, diluted or otherwise violated, and is not infringing upon, misappropriating, diluting or otherwise violating, the Intellectual Property Rights of another Person, and no action, claim or proceeding alleging infringement, misappropriation, dilution, or other violation of any Intellectual Property Right of another Person is pending or, to the knowledge of Ferrari, threatened against Ferrari or any Ferrari Subsidiary, except, in each case, for any such infringement, misappropriation, dilution or other violation that would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect. To the knowledge of Ferrari, no Person is infringing upon, misappropriating or otherwise violating any Ferrari IP in any material respect.

(d) The information technology systems used by Ferrari or any Ferrari Subsidiary (“Ferrari IT Systems”) are designed, implemented, operated and maintained in a commercially reasonable manner to provide a commercially reasonable degree of reliability and security with respect to the businesses of Ferrari and the Ferrari Subsidiaries. Without limiting the foregoing, (i) Ferrari and each Ferrari Subsidiary has taken commercially reasonable steps and implemented commercially reasonable procedures intended to ensure that the Ferrari IT Systems are free from any malware, spyware, virus or other code designed or intended to materially disrupt, disable or harm the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, and (ii) Ferrari and each Ferrari Subsidiary has in effect commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken steps intended to safeguard the security and the integrity of the Ferrari IT Systems. There have been no unauthorized intrusions or breaches of security with respect to the Ferrari IT Systems, which have resulted in the unauthorized access, loss, destruction, misappropriation, modification, encryption, or corruption of any material information or data contained therein, except that would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(e) Ferrari and each Ferrari Subsidiary comply, and have complied, in all material respects with such party’s contractual commitments to third parties regarding personally identifiable information and such party’s customers’ confidential information uploaded or otherwise provided or made accessible to Ferrari or any Ferrari Subsidiary in connection with any product or service offered by Ferrari or any Ferrari Subsidiary (collectively, “Ferrari Sensitive Information”). Ferrari and each Ferrari Subsidiary comply and have since January 1, 2019 complied with all applicable Laws related to the collection, use, access to, transmission, disclosure, alteration or handling of Ferrari Sensitive Information, except for any non-compliance that would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(f) Ferrari and each Ferrari Subsidiary have taken commercially reasonable measures designed to protect and maintain the confidential nature of any Ferrari Sensitive Information to which Ferrari or any Ferrari Subsidiary has access and to protect such Ferrari Sensitive Information against loss, theft and unauthorized access or disclosure. Such measures are consistent with and have conformed to any contractual commitments of Ferrari and each Ferrari Subsidiary to its customers and other third parties relating to information security in all material respects. To the knowledge of Ferrari, there has been no unauthorized access to, or unauthorized disclosure or use of, Ferrari Sensitive Information in the possession or control of Ferrari or any Ferrari Subsidiary, except for any access or disclosure that would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect. As of the date hereof, neither Ferrari nor any Ferrari Subsidiary has received any written claims, notices or complaints regarding Ferrari’s or any Ferrari Subsidiary’s information handling or security practices or the disclosure, retention, misuse or security of any Ferrari Sensitive Information.

Section 4.18 Compliance with Laws; Permits.

(a) During the three years prior to the date of this Agreement, (i) each of Ferrari and the Ferrari Subsidiaries has complied and is in compliance with all Laws that affect the business, properties, assets or operations of Ferrari and the Ferrari Subsidiaries and (ii) no notice, charge or assertion has been received by Ferrari or any Ferrari Subsidiary or, to Ferrari’s knowledge, threatened against Ferrari or any Ferrari Subsidiary alleging any non-compliance with any such Laws, except with respect to clauses (i) and (ii) above, for such non-compliance that would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (i) Ferrari and the Ferrari Subsidiaries are in compliance with all applicable Laws relating to the ownership and operation of the Ferrari Oil and Gas Properties, (ii) neither Ferrari nor any of the Ferrari Subsidiaries have received any written notice from any Governmental Entity alleging any violation of any applicable Law relating to the ownership and operation of the Ferrari Oil and Gas Properties, and (iii) to Ferrari’s knowledge, no Legal Proceeding or Order by any Governmental Entity exists or is pending against the Ferrari Oil and Gas Properties, alleging any failure to comply with Laws relating to the ownership and operation of the Ferrari Oil and Gas Properties.

(c) Ferrari and the Ferrari Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Ferrari and the Ferrari Subsidiaries to own, lease and operate their properties or carry on their respective businesses substantially as is being conducted as of the date hereof, materially in accordance with applicable Laws, and substantially in the manner described in the Ferrari SEC Documents filed prior to the date hereof (the “Ferrari Permits”), and, to Ferrari’s knowledge, all such Ferrari Permits are valid, and in full force and effect, and there are no Legal Proceedings pending or threatened that seek the suspension, revocation or material adverse modification of any such Ferrari Permit, except, in each case, where the failure to possess and/or maintain such Ferrari Permits in full force and effect would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

Section 4.19 Derivative Transactions.

(a) All Derivative Transactions entered into by Ferrari or any of the Ferrari Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in all material respects in accordance with applicable Laws and the investment, securities, commodities, risk management and other policies, practices and procedures employed by Ferrari and the Ferrari Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Ferrari Material Adverse Effect, Ferrari and each of the Ferrari Subsidiaries have duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Ferrari SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Ferrari and the Ferrari Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Ferrari attributable to the production and marketing of Ferrari and the Ferrari Subsidiaries, as of the dates reflected therein.

Section 4.20 Oil and Gas Matters .

(a) The Oil and Gas Properties of the Ferrari Entities constitute all of the fee mineral interests and Royalties directly or indirectly owned by Ferrari (the “Ferrari Oil and Gas Properties”). Other than the Ferrari Oil and Gas Properties, as of the date hereof, the Ferrari Entities do not own any other type of Oil and Gas Property.

(b) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report audited by Ryder Scott Company, L.P. (the “Ferrari Independent Petroleum Engineers”) relating to the Ferrari Entities’ interests referred to therein as of December 31, 2020 (the “Ferrari Reserve Report”), (ii) reflected in the Ferrari Reserve Report as having been sold or otherwise disposed of or (iii) permitted sales or dispositions after the date hereof in accordance with Section 5.2, the Ferrari Entities have good and defensible title to all Ferrari Oil and Gas Properties forming the basis for the reserves reflected in the Ferrari Reserve Report and in each case as attributable to interests owned by the Ferrari Entities, free and clear of any Liens (other than Ferrari Permitted Liens). For purposes of the foregoing sentence, “good and defensible title” means such record or beneficial title that is free from reasonable doubt that a prudent Person engaged in the business of purchasing and owning Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(c) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, the factual, non-interpretive data supplied by the Ferrari Entities to the Ferrari Independent Petroleum Engineers relating to the Ferrari Entities’ interests referred to in the Ferrari Reserve Report, by or on behalf of the Ferrari Entities that was material to such firm’s estimate of proved oil and gas reserves attributable to the Ferrari Oil and Gas Properties included in the Ferrari Reserve Report was, as of the time provided, to the knowledge of Ferrari, accurate in all material respects. To the knowledge of Ferrari, there are no material errors in the assumptions and estimates provided by the Ferrari Entities in connection with the preparation of the Ferrari Reserve Report. Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, the oil and gas reserve estimates of the Ferrari Entities set forth in the Ferrari Reserve Report fairly reflect, in all respects, the oil and gas reserves of the Ferrari Entities at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Ferrari Reserve Report that would reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(d) There are no Oil and Gas Properties operated by any Ferrari Entity.

(e) All Royalties, revenues, and other benefits attributable to production from, or the ownership of, the Ferrari Oil and Gas Properties that are payable to any Ferrari Entity are being received by the Ferrari Entities in a timely and proper manner and are not being held in suspense by any operator of or purchaser of Hydrocarbon production (other than any such Royalties or revenues held in suspense by operators pending execution of division orders associated with newly drilled wells, newly acquired interests, or otherwise being held in suspense in accordance with Law), except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

(f) Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, no Ferrari Entity has received any Royalties, revenues, or other benefits attributable to production from or the ownership of, the Ferrari Oil and Gas Properties in excess of the Royalties, revenues, or other benefits such Ferrari Entity is properly entitled to or that such Ferrari Entity would otherwise be required to remit to any operator, purchaser of production or other Royalty owner.

(g) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, the Ferrari Oil and Gas Properties do not include any unleased mineral interest where any Ferrari Entity has agreed to, or any Sierra Entity will have to, bear a share of drilling, operating or other costs as a participating mineral owner, other than instances where the Ferrari Entities have been force pooled under applicable Law and such Ferrari Entity’s share of drilling, operating or other costs as a participating mineral owner in such pooled unit are set off against the Ferrari Entity’s share of the proceeds of production attributable to such pooled unit.

(h) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, none of the material Ferrari Oil and Gas Properties are subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Merger and the other Transactions.

(i) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (i) to Ferrari’s knowledge, all rentals, shut-ins and similar payments owed to any Ferrari Entity under (or otherwise with respect to) any Oil and Gas Leases burdening the Ferrari Oil and Gas Properties (such Oil and Gas Leases, the “Ferrari Third Party Leases”) have been properly and timely paid and (ii) to Ferrari’s knowledge, no Ferrari Entity has received any notice from any relevant operator or lessee of any of the Ferrari Third Party Leases of such Person’s intention or desire to modify, renegotiate or repudiate any term in such Ferrari Third Party Lease or any payment obligation due thereunder, in each case, for which such matter has not previously been resolved.

Section 4.21 Information in the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Ferrari or any Ferrari Subsidiary for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of Ferrari, at the time of the Ferrari Stockholder Meeting or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Ferrari is responsible for filing with the SEC in connection with the Transactions, to the extent relating to Ferrari or any Ferrari Subsidiary or other information supplied by or on behalf of Ferrari or any Ferrari Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.21 will not apply to statements or omissions included in the Proxy Statement to the extent based upon information supplied to any of the Ferrari Parties by or on behalf of Sierra.

Section 4.22 Opinion of Ferrari Financial Advisors. The Transaction Committee has received an oral opinion, to be confirmed in writing, of Houlihan Lokey Capital, Inc. (the “Ferrari Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Merger Consideration to be paid by Ferrari and Ferrari OpCo pursuant to this Agreement is fair, from a financial point of view, to Ferrari.

Section 4.23 Insurance. Ferrari and the Ferrari Subsidiaries are either self-insured or have policies of insurance covering Ferrari, the Ferrari Subsidiaries or any of their respective employees, properties or assets, in each case in such amounts and with respect to such risks and losses that Ferrari believes are adequate for the operation of its business. Except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (a) all such insurance policies are in full force and effect, (b) no written notice of or, to the knowledge of Ferrari, threat of, cancellation, non-renewal, alteration in coverage or premium increase has been received by Ferrari or any Ferrari Subsidiary under such policies, (c) there is no existing default or event thereunder and (d) all premiums payable under such insurance policies have been paid.

Section 4.24 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person (other than the Ferrari Financial Advisor and the Persons listed on Section 4.24 of the Ferrari Disclosure Letter) is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of any of Ferrari or any Ferrari Subsidiary. Correct and complete copies of all agreements between Ferrari and the Ferrari Financial Advisor concerning this Agreement and the Transactions, including any fee arrangement, have been previously made available to Sierra.

Section 4.25 Vote Required. The Ferrari Stockholder Approval is the only vote of the holders of any class or series of shares of stock of Ferrari necessary to approve the issuance of the Merger Consideration and the Ferrari Reverse Stock Split. Other than the Ferrari GP Approval, no approval of any holder of Equity Interests of Ferrari OpCo is necessary to approve the Transactions, including the issuance of Ferrari Partnership Units and the Ferrari Partnership Reverse Unit Split in connection with the Merger.

Section 4.26 Related Party Agreements. Except as set forth in the Ferrari SEC Documents, from January 1, 2019 through the date hereof, there have been no agreements, arrangements or understandings between Ferrari or any Ferrari Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, on the other hand (other than those exclusively among Ferrari and the Ferrari Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (a “Ferrari Related Party Agreement”).

Section 4.27 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations and has not incurred any liabilities other than in connection with such Transactions.

Section 4.28 Takeover Statutes. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement or the Transactions, including the entry into the Ferrari Support Agreements.

Section 4.29 Standstill. Other than “standstills” or similar provisions that will terminate upon execution of this Agreement, no Ferrari Entity is party to a Contract that includes a “standstill” or similar provision that is effective.

Section 4.30 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Ferrari is a party or is otherwise bound.

Section 4.31 Letter of Resignation. Each director of the Ferrari Board of Directors has tendered an irrevocable letter of resignation as a director of the Ferrari Board of Directors to Ferrari, effective as of the Merger Effective Time.

Section 4.32 Sufficiency of Assets. Except as set forth in Section 4.32 of the Ferrari Disclosure Letter, at the Closing, the Ferrari Entities will own or have the right to use all assets, properties and rights used or held for use in connection with the operations and business of the Ferrari Entities as of the date hereof, except as would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect.

Section 4.33 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Ferrari Parties have conducted their own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Sierra and the Sierra Subsidiaries and acknowledge that the Ferrari Parties have been provided access to personnel, properties, premises and records of Sierra and the Sierra Subsidiaries for such purposes. In entering into this Agreement, the Ferrari Parties have relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of Sierra and the Sierra Subsidiaries, and the Ferrari Parties acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by Sierra, any of the Sierra Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Sierra’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Ferrari Parties acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, Sierra does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger, and the Ferrari Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 4.34 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, none of the Ferrari Parties or any other Person makes any express or implied representation or warranty with respect to the Ferrari Parties or with respect to any other information provided to Sierra and the Sierra Subsidiaries in connection with the Transactions.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by Sierra Pending the Closing. Sierra agrees that from the date of this Agreement until the earlier of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Sierra Disclosure Letter, (b) as required pursuant to this Agreement, (c) as required by Law (including COVID-19 Measures) or (d) as consented to in writing by Ferrari (which consent shall not be unreasonably withheld, delayed or conditioned), Sierra shall, and shall cause each of the Sierra Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use its reasonable best efforts to maintain in all material respects its assets and properties in their current condition, preserve intact its business organizations in all material respects, and maintain existing relations and goodwill with Governmental Entities and customers in all material respects. Without limiting the generality of the foregoing, and except (A) as set forth in Section 5.1 of the Sierra Disclosure Letter, (B) as required pursuant to this Agreement, (C) as required by Law (including COVID-19 Measures) or (D) as consented to in writing by Ferrari (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Sierra shall not, and shall not permit any Sierra Subsidiary to, directly or indirectly:

(a) amend the Governing Documents of Sierra or any Sierra Subsidiary;

(b) adjust, split, combine, subdivide or reclassify any Equity Interests of Sierra or any Sierra Subsidiary;

(c) (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any Equity Interests of Sierra or any of the Sierra Subsidiaries, (ii) grant any Person any right or option to acquire any Sierra Equity Interests, or (iii) enter into any Contract with respect to the sale, voting registration or repurchase of any Sierra Equity Interests;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any Equity Interest of Sierra or any of the Sierra Subsidiaries;

(e) enter into any new line of business;

(f) (i) make, change or rescind any material election relating to Taxes, (ii) change a material method of Tax accounting, (iii) file or amend any material Tax Return, (iv) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (v) enter into any closing agreement related to material Taxes, (vi) knowingly surrender any right to claim any material Tax refund, or (vii) give or request any waiver of a statute of limitation with respect to any Tax Return, except in each case, if required by Law;

(g) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Sierra or any Sierra Subsidiary;

(h) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, assets or Equity Interests in any Person, other than real property, personal property or assets having an aggregate value not in excess of $10,000,000;

(i) sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (i) pledges and encumbrances on property and assets in the ordinary course of business consistent with past practices and that would constitute Sierra Permitted Liens or (ii) sales of real property or assets with a value of less than $5,000,000 in the aggregate;

(j) except in the ordinary course of business, make or commit to make capital expenditures in excess of $5,000,000 in the aggregate (excluding any acquisitions (including by merger, consolidation or acquisition of stock or assets) of any real property, personal property, assets or Equity Interests in any Person);

(k) change its fiscal year or change in any material respect its material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Sierra and the Sierra Subsidiaries, except as required by GAAP or applicable Law;

(l) take any action that would or would reasonably be expected to prevent or materially delay the Merger and the consummation of the Transactions; or

(m) authorize, or enter into any contract, agreement, commitment or arrangement, to do any of the foregoing.

Section 5.2 Conduct of Business by Ferrari Pending the Closing. Ferrari agrees that from the date of this Agreement and until the earlier of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Ferrari Disclosure Letter, (b) as required pursuant to this Agreement, (c) as required by Law (including COVID-19 Measures) or (d) as consented to in writing by Sierra

(which consent shall not be unreasonably withheld, delayed or conditioned), Ferrari shall, and shall cause Ferrari OpCo and each of the other Ferrari Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use its reasonable best efforts to maintain in all material respects its assets and properties in their current condition, preserve intact its business organizations in all material respects, and maintain existing relations and goodwill with Governmental Entities and customers, in all material respects. Without limiting the generality of the foregoing, and except (A) as set forth in Section 5.2 of the Ferrari Disclosure Letter, (B) as required pursuant to this Agreement, (C) as required by Law (including COVID-19 Measures) or (D) as consented to in writing by Sierra (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Ferrari shall not, and shall not permit any Ferrari Subsidiary to, directly or indirectly:

(a) amend any Governing Documents of Ferrari or any Ferrari Subsidiary;

(b) adjust, split, combine, subdivide or reclassify any Equity Interests of Ferrari or any Ferrari Subsidiary, other than as contemplated by the Ferrari Reverse Stock Split;

(c) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to Equity Interests of Ferrari or any Ferrari Subsidiary, except for (i) the declaration and payment of dividends or other distributions to Ferrari or any Ferrari Subsidiary by any Ferrari Subsidiary that is directly or indirectly wholly owned by Ferrari or Ferrari OpCo and (ii) the authorization and payment by Ferrari of quarterly dividends and by Ferrari OpCo of quarterly distributions in accordance with the terms set forth on Section 5.2(c) of the Ferrari Disclosure Letter;

(d) (i) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, Equity Interests of Ferrari or any Ferrari Subsidiaries (including any Ferrari Warrants); except (x) the withholding of shares of Ferrari Common Stock to satisfy Tax withholding obligations with respect to, or the surrender of shares of Ferrari Common Stock to satisfy the exercise price of, Ferrari Equity Awards or (y) with respect to the redemption or exchange of any Ferrari OpCo LLC Unit and a corresponding number of shares of Ferrari Class C Common Stock for shares of Ferrari Class A Common Stock (but not for cash), as required by the terms of the Ferrari OpCo Partnership Agreement and the Ferrari Certificate;

(e) (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any Equity Interests of Ferrari or any Ferrari Subsidiaries, (ii) grant any Person any right or option to acquire any Equity Interests of Ferrari or any Ferrari Subsidiaries, or (iii) enter into any Contract with respect to the repurchase of any Equity Interests of Ferrari or any Ferrari Subsidiaries or any Ferrari Equity Agreement, other than the issuance of (x) any shares of Ferrari Class A Common Stock upon the exercise, settlement or conversion of any outstanding Ferrari Equity Awards or other Ferrari Equity Interests or (y) any shares of Ferrari Class A Common Stock upon the redemption or exchange of any Ferrari OpCo LLC Unit and a corresponding number of shares of Ferrari Class C Common Stock;

(f) except in the ordinary course of business, acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, assets or Equity Interests in any Person, other than real property, personal property or assets having an aggregate value not in excess of $1,000,000;

(g) except in the ordinary course of business, sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (i) pledges and encumbrances on property and assets in the ordinary course of business consistent with past practices and that would constitute Ferrari Permitted Liens or (ii) sales of real property or assets with a value of less than $1,000,000 in the aggregate;

(h) incur, create, assume, refinance or replace any Indebtedness or issue or amend the terms of any debt securities or other documentation governing Indebtedness or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a Ferrari Subsidiary that is wholly owned by Ferrari), other than Indebtedness in a principal amount up to $45,000,000 under that certain Credit Agreement, dated as of August 23, 2018, among Ferrari OpCo, the several lenders from time to time party thereto and Citibank, N.A., as administrative agent, collateral agent, swingline lender and an issuing bank (as amended and in effect as of the date hereof);

(i) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Ferrari or a Ferrari Subsidiary that is wholly owned by Ferrari to Ferrari or a Ferrari Subsidiary that is wholly owned by Ferrari;

(j) except as expressly permitted by Section 6.5(c) (i) enter into any contract that would have been a Ferrari Material Contract had it been entered into prior to the date of this Agreement or terminate any Ferrari Material Contract, (ii) modify, amend, or waive any material right under any Ferrari Material Contract, (iii) enter into any new Oil and Gas Lease covering the Ferrari Oil and Gas Properties providing for lease payments to Ferrari in excess of $3,500,000 in aggregate or materially modify, amend or waive any right under any existing Oil and Gas Lease covering the Ferrari Oil and Gas Properties or (iv) enter into any contract that would be breached by, or require the consent of any other Person in order to continue in full force following, consummation of the Merger and the other Transactions; provided, that nothing in this Section 5.2(j) shall preclude Ferrari or any Ferrari Subsidiary from entering into contracts with customers or suppliers in the ordinary course of business consistent with past practice;

(k) waive, release, assign, commence, settle or compromise or offer to waive, release, assign, commence, settle or compromise any pending or threatened Legal Proceeding (i) of or against Ferrari or any of the Ferrari Subsidiaries or (ii) involving any present, former or purported holder or group of holders of Ferrari Equity Interests;

(l) except required by to any Ferrari Benefit Plan in effect as of the date hereof or as required by law or as contemplated by Section 6.5(c) (i) make any increase in or accelerate the vesting or payment of any compensation or benefits payable or to become payable to any Service Provider, (ii) enter into any new, or materially amend any existing, employment, severance or termination agreement or other material Ferrari Benefit Plan with or with respect to any employee (or their covered dependents), (iii) engage any new individuals in the capacity of an independent contractor, (iv) offer employment to, hire or promote any person; or (v) transfer any employee or terminate the employment of any employee other than any such termination for cause;

(m) enter into any new line of business;

(n) (i) make, change or rescind any material election relating to Taxes, (ii) change a material method of Tax accounting, (iii) file or amend any material Tax Return, (iv) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (v) enter into any closing agreement related to material Taxes, (vi) knowingly surrender any right to claim any material Tax refund, or (vii) give or request any waiver of a statute of limitation with respect to any Tax Return, except in each case, if required by Law;

(o) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(p) except in the ordinary course of business, make or commit to make capital expenditures in excess of $500,000 in the aggregate;

(q) change its fiscal year or change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Ferrari and the Ferrari Subsidiaries, except as required by GAAP or applicable Law;

(r) enter into, amend, modify or terminate, or grant any waiver under any Ferrari Related Party Agreement;

(s) enter into any collective bargaining agreements or other agreements with any labor union, works council, or other representative of employees, or recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(t) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Ferrari and the Ferrari Subsidiaries to the extent commercially reasonable in Ferrari’s business judgment in light of prevailing conditions in the insurance market;

(u) take any action that would or would reasonably be expected to prevent or materially delay the Merger and the consummation of the Transactions; or

(v) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 5.3 No Solicitation; Change in Recommendation.

(a) From and after the date of this Agreement, Ferrari and its officers and directors will, and will cause Ferrari’s Subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other Representatives of Ferrari and the Ferrari Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Ferrari or any of the Ferrari Subsidiaries or its Representatives with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal. Within two business days of the date of this Agreement, Ferrari shall (i) deliver a written notice to each Person that has received non-public information regarding Ferrari within the 12 months prior to the date of this Agreement pursuant to a confidentiality agreement with Ferrari for purposes of evaluating any transaction that could be a Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Ferrari and any of the Ferrari Subsidiaries heretofore furnished to such Person and (ii) notify each officer and director of Ferrari of the terms of this Section 5.3. Ferrari will promptly terminate any physical and electronic data access related to any such potential Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, Ferrari and its officers and directors will not, and will cause Ferrari’s Subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other Representatives of Ferrari and the Ferrari Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of a Competing Proposal or any inquiry, proposal or offer that constitutes or that would reasonably be expected to lead to a Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

(iii) furnish any non-public information regarding Ferrari or the Ferrari Subsidiaries, or access to the properties, assets or employees of Ferrari or the Ferrari Subsidiaries, to any Person in connection with or in response to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

(iv) enter into any letter of intent or agreement in principal relating to, or other agreement providing for, a Competing Proposal (other than a confidentiality agreement as provided in Section 5.3(e)(ii) entered into in compliance with Section 5.3(e)(ii)); or

(v) submit any Competing Proposal to the approval of the stockholders of Ferrari;

provided, that notwithstanding anything to the contrary in this Agreement, Ferrari or any of its Representatives may, in response to an unsolicited inquiry or proposal, (A) seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes, or would reasonably be expected to constitute, a Superior Proposal and (B) inform such a third party or its Representative of the restrictions imposed by the provisions of this Section 5.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Ferrari shall promptly (and in any event within 48 hours after receipt thereof) notify Sierra of the receipt by Ferrari (directly or indirectly, including through its Representatives) of any Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Ferrari or any of the Ferrari Subsidiaries made by any Person in connection with a Competing Proposal or any request for discussions or negotiations with Ferrari or a Representative of Ferrari relating to a Competing Proposal (including the identity of such Person), and Ferrari shall provide to Sierra promptly (and in any event within 48 hours after receipt thereof) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Competing Proposal made in writing provided to Ferrari or any of the Ferrari Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Ferrari shall (A) keep Sierra reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or requests and shall promptly (and in any event within 48 hours) apprise Sierra of the status of any such discussions or negotiations and (B) provide to Sierra as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all written correspondence and other written materials provided to Ferrari or its Representatives from any Person and written summaries of any material oral communications between such Person and Ferrari or its Representatives. Without limiting the foregoing, Ferrari shall notify Sierra if Ferrari determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations that is otherwise permitted by this Section 5.3.

(d) Except as permitted by Section 5.3(e), neither Ferrari nor the Ferrari Board of Directors (nor any committee thereof) shall:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Sierra or its affiliates, the Ferrari Board Recommendation;

(ii) fail to include the Ferrari Board Recommendation in the Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 5.3(e)(ii) entered into in compliance with Section 5.3(e)(ii)) relating to a Competing Proposal (a “Ferrari Acquisition Agreement ”);

(v) in the case of a Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Ferrari Common Stock (other than by Sierra or one of the Sierra Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Ferrari Board Recommendation on or prior to five business days after Sierra so requests in writing; provided, that Sierra may not make any such request on more than two occasions with respect to each Competing Proposal; provided, further, that for purposes of such limitation, any material change to such Competing Proposal shall be deemed to constitute a new Competing Proposal;

(vii) exempt any Person other than Sierra or the Sierra Subsidiaries from any Takeover Statutes; or

(viii) cause or permit Ferrari to enter into a Ferrari Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), and (vii) a “Ferrari Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Ferrari Board of Directors (or any Delegated Committee) may, after consultation with its outside legal counsel, (A) make such disclosures as the Ferrari Board of Directors (or any Delegated Committee) determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) of Regulation M-A promulgated under the Exchange Act or any “stop-look-and-listen” communication to Ferrari’s stockholders that contains only the information set forth in Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that this Section 5.3(e)(i) shall not be deemed to permit the Ferrari Board of Directors (including any committee thereof) to make a Ferrari Adverse Recommendation Change except to the extent permitted by Section 5.3(e)(iii) or Section 5.3(e)(iv);

(ii) prior to, but not after, the receipt of the Ferrari Stockholder Approval, Ferrari and its Representatives may engage in the activities prohibited by Sections 5.3(b)(ii) or 5.3(b)(iii) with any Person if (1) Ferrari receives a bona fide written Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Competing Proposal did not arise from a breach of the obligations set forth in this Section 5.3; provided, that (A) no information that is prohibited from being furnished pursuant to Section 5.3(b) may be furnished until Ferrari receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Ferrari that are no less favorable to Ferrari in the aggregate than the terms of the Confidentiality Agreement; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Ferrari from providing any information to Sierra in accordance with this Section 5.3 or that otherwise prohibits Ferrari from complying with the provisions of this Agreement, including this Section 5.3), (B) any such non-public information has previously been made available to, or is made available to, Sierra prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel that such Competing Proposal is, or would reasonably be expected to lead to, a Superior Proposal and (D) prior to taking any such actions, the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Ferrari Board of Directors to the stockholders of Ferrari under applicable Law;

(iii) prior to, but not after, the receipt of the Ferrari Stockholder Approval, the Ferrari Board of Directors (or any Delegated Committee) may effect a Ferrari Adverse Recommendation Change if (1) Ferrari receives a bona fide written Competing Proposal that was not solicited at any time following the execution of this Agreement and (2) such Competing Proposal did not arise from a breach of the obligations set forth in this Section 5.3; provided, that such a Ferrari Adverse Recommendation Change may not be made and termination of this Agreement pursuant to Section 8.1(e) may not occur unless and until:

(A) the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is a Superior Proposal;

(B) the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its outside legal counsel, that failure to effect a Ferrari Adverse Recommendation Change in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Ferrari Board of Directors to the stockholders of Ferrari under applicable Law;

(C) Ferrari provides Sierra written notice of such proposed action and the basis therefore four business days in advance, which notice shall set forth in writing that the Ferrari Board of Directors (or any Delegated Committee) intends to take such action and include a copy of the available proposed Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Ferrari Adverse Recommendation Change, Ferrari negotiates (and causes its Representatives to negotiate) in good faith with Sierra and its Representatives (to the extent Sierra wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ferrari Board of Directors not to effect a Ferrari Adverse Recommendation Change in response thereto; and

(E) at the end of the four business day period, prior to taking action to effect a Ferrari Adverse Recommendation Change, the Ferrari Board of Directors (or any Delegated Committee) takes into account any adjustments or revisions to the terms of this Agreement proposed by Sierra and any other information offered by Sierra in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel that the Competing Proposal remains a Superior Proposal and that the failure to effect a Ferrari Adverse Recommendation Change in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Ferrari Board of Directors to the stockholders of Ferrari under applicable Law; provided, that in the event of any material amendment or material modification to any Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Superior Proposal shall be deemed material), Ferrari shall be required to deliver a new written notice to Sierra and to comply with the requirements of this Section 5.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.3(e)(iii) shall be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four business day notice period; and

(iv) prior to, but not after, the receipt of the Ferrari Stockholder Approval, in response to a Ferrari Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Ferrari, Ferrari may, if the Ferrari Board of Directors (or any Delegated Committee) so chooses, effect a Ferrari Adverse Recommendation Change; provided, that such a Ferrari Adverse Recommendation Change may not be made unless and until:

(A) the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Ferrari Intervening Event has occurred;

(B) the Ferrari Board of Directors (or any Delegated Committee) determines in good faith, after consultation with its outside legal counsel, that failure to effect a Ferrari Adverse Recommendation Change in response to such Ferrari Intervening Event would be inconsistent with the fiduciary duties owed by the Ferrari Board of Directors to the stockholders of Ferrari under applicable Law;

(C) Ferrari provides Sierra written notice of such proposed action and the basis therefore four business days in advance, which notice shall set forth in writing that the Ferrari Board of Directors (or any Delegated Committee) intends to take such action and includes a reasonably detailed description of the facts and circumstances of the Ferrari Intervening Event;

(D) after giving such notice and prior to effecting such Ferrari Adverse Recommendation Change, Ferrari negotiates (and causes its Representatives to negotiate) in good faith with Sierra and its Representatives (to the extent Sierra wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ferrari Board of Directors (or any Delegated Committee) not to effect a Ferrari Adverse Recommendation Change in response thereto; and

(E) at the end of the four business day period, prior to taking action to effect a Ferrari Adverse Recommendation Change, the Ferrari Board of Directors (or any Delegated Committee) takes into account any adjustments or revisions to the terms of this Agreement proposed by Sierra in writing and any other information offered by Sierra in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel that the failure to effect a Ferrari Adverse Recommendation Change in response to such Ferrari Intervening Event would be inconsistent with the fiduciary duties owed by the Ferrari Board of Directors to the stockholders of Ferrari under applicable Law; provided, that in the event of any material changes regarding any Ferrari Intervening Event, Ferrari shall be required to deliver a new written notice to Sierra and to comply with the requirements of this Section 5.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 5.3(e)(iv) shall be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four business day notice period.

(f) Notwithstanding anything to the contrary in this Section 5.3, any action, or failure to take action, that is taken by any Representative of Ferrari or any of the Ferrari Subsidiaries in violation of this Section 5.3 shall be deemed to be a breach of this Section 5.3 by Ferrari.

Section 5.4 Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, Ferrari and Sierra shall cooperate in preparing, and Ferrari shall file or cause to be filed with the SEC, the Proxy Statement in a mutually agreeable and preliminary form. Ferrari shall use its reasonable best efforts to mail or deliver the Proxy Statement to its stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the stockholders of Ferrari. Ferrari and Sierra shall each use its reasonable best efforts to furnish to Sierra or Ferrari, respectively, all information concerning itself, its affiliates and the holders of Ferrari Equity Interests or Sierra Equity Interests, as applicable, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Proxy Statement shall include all information reasonably requested by Sierra to be included therein. Ferrari shall promptly notify Sierra upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Sierra with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Sierra of any oral comments with respect to the Proxy Statement received from the SEC. Ferrari shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, (i) Ferrari shall provide Sierra reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) Ferrari shall include in such document or response all comments reasonably proposed by Sierra and (iii) Sierra shall have consented to the filing and mailing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). Ferrari and Ferrari OpCo shall take any action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Merger Consideration, and Sierra shall use reasonable best efforts to furnish all information concerning Sierra and the holders of the Sierra Equity Interests as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of Ferrari Stockholder Approval, any information relating to Ferrari or Sierra, or any of their respective affiliates, should be discovered by Ferrari or Sierra that, in the reasonable judgment of the discovering Party, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and Ferrari and Sierra shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Ferrari. Nothing in this Section 5.4(b) shall limit the obligations of any Party under Section 5.4(a).

(c) As promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the stockholders of Ferrari, Ferrari shall, in accordance with applicable Law and the Ferrari Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Ferrari Stockholder Meeting (and in any event, will use reasonable best efforts to convene the Ferrari Stockholder Meeting within 45 days thereof). Ferrari shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of Ferrari entitled to vote at the Ferrari Stockholder Meeting and to hold the Ferrari Stockholder Meeting as soon as practicable after the Proxy Statement is cleared by the SEC for mailing to Ferrari’s stockholders. Ferrari shall include the Ferrari Board Recommendation in the Proxy Statement, and solicit and use its reasonable best efforts to obtain the Ferrari Stockholder Approval, the Ferrari Certificate Amendment Approval and the Long Term Incentive Plan Approval, except to the extent that the Ferrari Board of Directors shall have made a Ferrari Adverse Recommendation Change pursuant to and in accordance with Section 5.3. Notwithstanding the foregoing provisions of this Section 5.4(c), Ferrari shall be required to adjourn or postpone the Ferrari Stockholder Meeting (i) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the stockholders of Ferrari, (ii) if, on a date for which the Ferrari Stockholder Meeting is scheduled, there are insufficient shares of Ferrari Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Ferrari Stockholder Meeting or (iii) if, on a date for which the Ferrari Stockholder Meeting is scheduled, Ferrari has not received proxies representing a sufficient number of shares of Ferrari Common Stock to obtain the Ferrari Stockholder Approval, which, other than the first adjournment or postponement pursuant to this clause (iii), shall be subject to Sierra’s consent (provided, that the Ferrari Stockholder Meeting shall not be postponed or adjourned (x) unless otherwise agreed to by the Parties, to a date that is more than 10 days after the date previously scheduled (it being understood that the Ferrari Stockholder Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i), (ii) or (iii) exist) or (y) to a date that is less than two business days prior to the Outside Date (excluding any adjournments or postponements required by applicable Law)). Unless this Agreement is terminated pursuant to Section 8.1, nothing contained in this Agreement shall be deemed to relieve Ferrari of its obligations to hold the Ferrari Stockholders Meeting pursuant to this Section 5.4, including the making of a Ferrari Adverse Recommendation Change, the commencement, announcement, disclosure or communication to Ferrari of any Competing Proposal or other proposal (including a Superior Proposal) or the occurrence of disclosure of any Ferrari Intervening Event.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the earlier of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law any Contract in effect as of the date hereof, each of the Ferrari Parties and Sierra shall, and shall cause each of their respective Subsidiaries, to afford to the other Parties and to the Representatives of the other Parties reasonable access during normal business hours and upon reasonable advance notice to all of their respective offices, books, contracts, commitments, personnel and records (electronically, in person or otherwise) and, during such period, each of the Ferrari Parties and Sierra shall, and shall cause each of their respective Subsidiaries to, furnish reasonably promptly to the other Parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (to the extent not publicly available) and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, no Ferrari Party or Sierra shall be required by this Section 6.1 to provide any Party or the Representatives of any Party with access to or to disclose information, (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or duty (provided, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Ferrari Parties and Sierra will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Ferrari Parties and Sierra will hold, and will cause its Representatives to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) Ferrari shall give prompt notice to Sierra, and Sierra shall give prompt notice to Ferrari, (i) of any notice or other communication received by such Party (A) from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, (B) from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, or (C) any written notice received from any Person in connection with (I) any violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Sierra Material Contract, Sierra Third Party Lease, Ferrari Material Contract or Ferrari Third Party Lease, as applicable, or (II) any event or circumstance that would give rise to any option to purchase, right of first refusal or first offer, or any other right to purchase in favor of any Person under any Sierra Material Contract, Sierra Third Party Lease, Ferrari Material Contract or Ferrari Third Party Lease, as applicable, which, in each case of clause (I) or (II) would, individually, cause losses to Sierra or any Sierra Subsidiary, or Ferrari or any Ferrari Subsidiary, as applicable, of more than $2,000,000, (ii) of any Legal Proceeding commenced after the date of this Agreement or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, including stockholder litigation (“Transaction Litigation”), and (iii) upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of the Ferrari Subsidiaries or the Sierra Subsidiaries, respectively, that makes or is reasonably likely to make any of the conditions set forth in Article VII to not be satisfied.

(d) Prior to Ferrari filing or furnishing any forms, reports, certifications, schedules, statements and other documents with the SEC (other than the Proxy Statement, which is addressed in Section 5.4), Ferrari shall provide Sierra reasonable opportunity to review and comment on such document, which Sierra shall provide to Ferrari reasonably promptly after receipt of such opportunity and that Ferrari shall consider in good faith.

Section 6.2 Reasonable Best Efforts; Consents and Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Merger and the other Transactions.

(b) Each of the Ferrari Parties and Sierra shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to, as promptly as practicable, (i) obtain all clearances, authorizations, actions or nonactions, waivers, consents, approvals and waiting period expirations or terminations from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the other Transactions and make all necessary registrations and filings (including filings with Governmental Entities, if any) and take all steps as may be necessary to obtain an approval, clearance, authorization, consent or waiver from, or to avoid a Legal Proceeding by, any Governmental Entity or other Person necessary in connection with the consummation of the Merger and the other Transactions, (ii) defend and contest any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other Transactions, including seeking to have any stay or other Order entered by any court or other Governmental Entity vacated or reversed and (iii) avoid each and every impediment under any antitrust, competition or foreign investment Law that may be asserted by any Governmental Entity with respect to the Merger or the other Transactions so as to enable the Closing to occur as promptly as practicable and in any event prior to the Outside Date. Ferrari and

Sierra shall each have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Ferrari or Sierra, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Ferrari and Sierra and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations or terminations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other Party.

(c) In furtherance and not in limitation of the foregoing, each of Sierra and the Ferrari Parties shall, and shall cause their respective Subsidiaries to, (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries under the HSR Act with respect to the Transactions as promptly as practicable and in any event within 10 business days after the date hereof, (ii) use reasonable best efforts to comply at the earliest practicable date with any voluntary or compulsory request under the HSR Act or any other antitrust, competition or foreign investment Law for additional information, documents or other materials received by each of them or any of their respective Subsidiaries from any Governmental Entity in respect of such filings or the Transactions and (iii) cooperate with each other in connection with any HSR Act filing and in connection with resolving any investigation or other inquiry of any Governmental Entity under the HSR Act or any other antitrust, competition or foreign investment Law with respect to the Transactions. Each Party shall use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to the HSR Act in connection with the Transactions. Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 6.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient Party, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Parties hereto of any oral communication to or from, and promptly provide copies of written communications to or from, any Governmental Entity regarding any HSR Act filing, any investigation or inquiry under the HSR Act or any other antitrust, competition or foreign investment Law, or the Transactions. No Party shall independently participate in any meeting (including any teleconference or videoconference) with any Governmental Entity in respect of any HSR Act filing or any investigation or other inquiry with respect to the Transactions without giving the other Parties reasonable prior advance notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. The Parties shall consult and cooperate with one another in connection with any analyses, appearances, presentations, written correspondence, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to the HSR Act or any other antitrust, competition or foreign investment Law, or related investigations and inquiries, with respect to the Transactions.

(d) In furtherance and not in limitation of the actions and obligations described in Section 6.2(c), the Parties shall (and shall cause their respective Subsidiaries to), and shall cooperate with the other Parties to, promptly resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any of the Transactions as in violation of any Law, the Parties shall (and shall cause their respective Subsidiaries to), and shall cooperate with the other Parties to, promptly contest and resist any such Legal Proceeding, and use reasonable best efforts to seek to have promptly vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts the consummation of the Transactions, including by pursuing all available avenues of administrative and judicial appeal. The Parties shall (and shall cause their respective Subsidiaries to), and shall cooperate with the other Parties to, take all actions as may be required to cause the expiration or termination of the waiting, notice or review periods under the HSR Act with respect to the Transactions as promptly as possible after the execution of this Agreement, and prior to the Outside Date. Notwithstanding anything to the contrary in this Agreement, none of Sierra, Ferrari or any of their respective Subsidiaries or affiliates shall be required to, and Sierra and Ferrari may not and may not permit any of their respective Subsidiaries to, without the prior written consent of the other Party, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (ii) behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Parties or any of their affiliates or Subsidiaries; (iv) any other action that limits or affects the Parties’ or their affiliates’ or Subsidiaries’ freedom of action; and (v) any other remedy, commitment or condition of any kind. For the avoidance of doubt, notwithstanding anything in this Section 6.2 to the contrary, nothing in this Section 6.2 shall require Sierra or Ferrari or any of their respective Subsidiaries or affiliates to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the consummation of the Transactions, including the Merger. Sierra and Ferrari shall each be responsible for 50% of all filing fees payable in connection with the Transactions pursuant to the HSR Act and any other antitrust, competition or foreign investment Laws.

Section 6.3 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by the Parties. So long as this Agreement is in effect, neither Ferrari nor Sierra shall issue or cause the publication of any press release, presentation or other announcement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or, in the case of Ferrari, by the rules of NASDAQ to issue or cause the publication of any press release or other announcement with respect to the Transactions or this Agreement, in which event such Party shall use reasonable best efforts to provide a meaningful opportunity to the other Party to first review and provide reasonable comments upon such press release, presentation or other announcement; provided, that each Party may make oral statements that are not inconsistent with previous written press releases, public disclosures or public statements made by Sierra and Ferrari in compliance with this Section 6.3; provided, further, that no provision in this Agreement shall be deemed to restrict Sierra and its affiliates from providing ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers, investors and Representatives of any affiliates of such Person.

Section 6.4 Indemnification .

(a) Ferrari shall honor and fulfill in all respects the obligations of Sierra and Ferrari to the fullest extent permissible under applicable Law, under the Governing Documents of Sierra and the Sierra Subsidiaries and Ferrari Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the directors, officers, managers and members covered by such Sierra Governing Documents, Ferrari Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Merger Effective Time, including in connection with the approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 6.4(a), for a period of six years after the Merger Effective Time, Ferrari (but only to the extent the Covered Persons would be permitted to be indemnified under Sierra Governing Documents, Ferrari Governing Documents and applicable Law) shall: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any Covered Person upon receipt, to the extent required by applicable Law, of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified.

(c) In the event Ferrari or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.4.

(d) Prior to the Closing, Ferrari shall elect to either, the choice of which shall be subject to Sierra’s written consent (which shall not be unreasonably withheld, conditioned or delayed):

(i) obtain and fully pay the premium for “tail” insurance policies for the extension of the directors’ and officers’ liability insurance coverage of Ferrari’s existing directors’ and officers’ liability insurance policies, in each case, with a claims period of six years from the Closing Date and with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to such directors and officers, in each case with respect to claims arising out of or relating to events which occurred before or at the Closing (including in connection with the Transactions); provided, that in no event will Ferrari expend an annual premium for such coverage in excess of 300% percent of the last annual premium paid by Ferrari for such insurance prior to the date hereof (such amount, the “Maximum Amount”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Amount, Ferrari shall obtain the greatest coverage available for a cost not exceeding the Maximum Amount. If Ferrari elects to obtain such “tail” policies, Ferrari and Sierra shall cooperate in good faith to obtain appropriate “go-forward” directors’ and officers’ liability insurance policies to cover the post-Closing directors and officers of Ferrari; or

(ii) continue existing directors’ and officers’ liability insurance coverage under Ferrari’s existing directors’ and officers’ liability insurance policies following Closing to cover the post-Closing directors and officers of Ferrari, subject to obtaining any consents necessary to continue such coverage following Closing. On the Closing Date, Ferrari shall enter into customary indemnification agreements reasonably satisfactory to each of Ferrari and Sierra with the post-Closing directors and officers of Ferrari, which indemnification agreements shall continue to be effective following the Closing.

(e) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.4, and this Section 6.4 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.5 Employee Matters.

(a) Ferrari will provide (or cause a Subsidiary of Ferrari to provide) to each employee of Ferrari and its Subsidiaries who is an employee of Ferrari and its Subsidiaries immediately prior to the Closing and who continues in employment with Ferrari or one of its Subsidiaries following the Closing (each, a “Continuing Employee”), for a period commencing on the Closing Date and ending 12 months thereafter (or such earlier date on which such Continuing Employee’s employment with Ferrari or its applicable Subsidiary terminates), with: (i) a base salary or an hourly wage rate, as applicable, that is no less than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) target annual cash bonus and long-term incentive compensation opportunities that are no less favorable than the target annual cash bonus and long-term incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing, and (iii) health and welfare benefits that are no less favorable, in the aggregate, than those provided by Ferrari immediately prior to the Closing.

(b) For purposes of determining eligibility, vesting and participation under any Benefit Plans in which the Continuing Employees participate after the Closing Date, subject to the approval of the applicable insurance carrier, each Continuing Employee shall be credited with his or her years of service with Ferrari and the Ferrari Subsidiaries prior to the Closing Date to the same extent as such Continuing Employee was entitled, before the Closing Date, except to the extent providing such credit would result in any duplication of benefits. In addition, subject to the approval of the applicable insurance carrier, Ferrari shall cause (i) all pre-existing condition exclusions and actively-at-work requirements of any Benefit Plan providing medical, dental, hospital, pharmaceutical or vision benefits to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee prior to the Closing under applicable Ferrari Benefit Plans); and (ii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year that includes the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each Benefit Plan in which such Continuing Employee participates after the Closing Date (to the extent such credit would have been given under comparable Ferrari Benefit Plan prior to the Closing).

(c) Ferrari may (i) establish a cash-based retention and transaction bonus and severance program to promote retention and to incentivize efforts to consummate the Merger and the other Transactions and (ii) may enter into retention and transaction bonus and severance agreements in accordance therewith (such agreements, the “Employee Agreements”), in each case in accordance with the terms set forth in Section 6.5(c) of the Ferrari Disclosure Letter. Ferrari shall honor, in accordance with their terms, all of the Employee Agreements. It is acknowledged that a “Change in Control” or “Change of Control” as such terms are used in any Ferrari Benefit Plan will occur upon the Closing.

(d) Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Ferrari to terminate, reassign, promote or demote any Service Provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or to cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Service Providers at any time following the Closing, (ii) constitute an amendment or modification of any Ferrari Benefit Plan or Sierra Benefit Plan or other Benefit Plan, (iii) create any third party rights in any such current or former Service Provider (including any beneficiary or dependent thereof), or (iv) obligate Ferrari or any of its affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Ferrari or any of its affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Section 6.6 Takeover Statutes. The Parties and their respective boards of directors (or equivalent), if applicable, shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, including the entry into the Ferrari Support Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions. Ferrari shall not take any action to exempt any Person (other than Sierra and, at the request of Sierra, its affiliates) from any Takeover Statute of any jurisdiction that may purport to be applicable to the Merger or any of the other Transactions or otherwise cause any restrictions in any Takeover Statute not to apply to any such Person.

Section 6.7 Control of Operations. The Parties understand and agree that (i) nothing contained in this Agreement shall give Ferrari or Sierra, directly or indirectly, the right to control or direct the other Party’s operations prior to the Merger Effective Time, and (ii) prior to the Merger Effective Time, each of Ferrari and Sierra shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.8 Transaction Litigation. In the event that any Transaction Litigation is brought against Ferrari or its officers, directors or Representatives, Ferrari shall promptly notify Sierra of such litigation and shall keep Sierra informed on a current basis with respect to the status thereof. Ferrari shall give Sierra the opportunity to participate, subject to a customary joint defense agreement, in the defense and settlement of any such Transaction Litigation and shall consider in good faith Sierra’s advice with respect to such Transaction Litigation; provided that Ferrari shall not offer or agree to settle any Transaction Litigation without the prior written consent of Sierra, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.9 Tax Matters.

(a) The Parties intend that the Merger will qualify for the Intended Tax Treatment, shall report the Merger as such for U.S. federal and applicable state and local income Tax purposes and shall not take any position inconsistent with such treatment unless otherwise required to do so pursuant to a final determination within the meaning of Section 1313(a) of the Code or applicable state or local income Tax Law. Both prior to and following the Merger Effective Time, Ferrari and Sierra shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify for the Intended Tax Treatment, including by reasonably refraining from any action that such party knows, or is reasonably expected to know, would impede or prevent the Intended Tax Treatment.

(b) Sierra and Ferrari shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(c) Notwithstanding anything to the contrary in this Agreement, the “resulting partnership” for U.S. federal income Tax purposes and any Subsidiaries thereof that are treated as partnerships for U.S. federal income Tax purposes shall, or shall cause its “partnership representative” to, make the election under Section 6226 of the Code or any similar state or local income Tax Law with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date and for which Sections 6221-6241 of the Code (as amended by the Bipartisan Budget Act of 2015) apply.

(d) Promptly after the date hereof, Ferrari and Sierra shall cooperate in good faith, and Ferrari shall take all reasonable actions necessary, to amend the Ferrari OpCo Partnership Agreement, to the greatest extent permissible thereunder, effective as of the Merger Effective Time, to address certain tax and related structuring matters set forth in Section 6.9(d) of the Sierra Disclosure Letter in a manner consistent with Articles III, IX and XI of the Amended and Restated Limited Liability Company Agreement of Desert Peak LLC attached as an exhibit to the Sierra S-1.

Section 6.10 NASDAQ Listing. Ferrari shall use its reasonable best efforts to cause the Ferrari Class A Shares issuable upon exchange of the Merger Consideration to be approved for listing on NASDAQ, subject only to official notice of issuance.

Section 6.11 Ferrari Certificate. Prior to the Merger Effective Time, if Ferrari has received the Ferrari Reverse Stock Split Approval but not the Ferrari Certificate Amendment Approval at the Ferrari Stockholder Meeting, Ferrari shall adopt the Ferrari Reverse Stock Split, and if Ferrari has received both the Ferrari Reverse Stock Split Approval and the Ferrari Certificate Amendment Approval at the Ferrari Stockholder Meeting, Ferrari shall adopt the Ferrari Certificate Amendment. The Parties agree to amend the ratio of the Ferrari Reverse Stock Split if reasonably necessary, proper or advisable in connection with satisfying the condition set forth in Section 7.1(c).

Section 6.12 Ferrari Partnership Reverse Unit Split. Prior to the Merger Effective Time, Ferrari shall cause Falcon Minerals GP, LLC to effect the Ferrari Partnership Reverse Unit Split. In the Ferrari Partnership Reverse Unit Split, (i) no fractional Ferrari Partnership Units will be issued and any fractional units of Ferrari Partnership Units that would result from the Ferrari Partnership Reverse Unit Split will be rounded down to the nearest whole unit and (ii) after giving effect to clause (i), the number of Ferrari Partnership Units held by Ferrari shall be appropriately adjusted (upwards or downwards) such that the number of outstanding Ferrari Partnership Units held by Ferrari equals the number of outstanding shares of Ferrari Class A Common Stock after giving effect to the Ferrari Reverse Stock Split. The Parties agree to amend the ratio of the Ferrari Partnership Reverse Unit Split to maintain the same ratio as the Ferrari Reverse Stock Split if the ratio of the Ferrari Reverse Stock Split is amended pursuant to Section 6.11.

Section 6.13 Long Term Incentive Plan. Prior to the Closing Date, Ferrari shall adopt, subject to receipt of the Long Term Incentive Plan Approval, a long term incentive plan, in the form attached hereto as Exhibit C, providing for the issuance of the number of shares of Ferrari Class A Shares set forth therein, with such changes as may be agreed to in writing by Ferrari and Sierra (the “Long Term Incentive Plan”) to be effective as of the Closing or as otherwise set forth in the applicable plan document.

Section 6.14 Section 16 Matters. Prior to the Merger Effective Time, Ferrari and Sierra shall take all such steps as may be required for any acquisitions of the Ferrari Class C Shares and Ferrari Partnership Units (including any Ferrari Class A Shares issuable upon exchange thereof) resulting from the Transactions by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Ferrari or will become subject to such reporting requirements with respect to Ferrari, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Financing Cooperation.

(a) From the date of this Agreement until the earlier of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, each Party shall, and shall cause its respective Subsidiaries to, use reasonable best efforts to provide to such cooperation reasonably requested by the other Parties, and which is customarily provided by similarly situated Persons engaging in similar transactions (including by delivering customary payoff and release documentation with respect to any existing indebtedness and the termination of liens related thereto to the extent required by the definitive terms for the Debt Financing), in connection with Sierra, Ferrari and their respective Subsidiaries and/or its or their respective assets pursuing a proposed third-party debt financing representing the principal debt financing for a combined enterprise (a “Debt Financing”) (it being understood that the form of such Debt Financing may (but need not) include an expansion of an existing arrangement governing Indebtedness for borrowed money, to reflect the aggregation of the assets of Sierra and the Sierra Subsidiaries with those of Ferrari and the Ferrari Subsidiaries).

provided, that nothing in this Section 6.15 shall require any Party to:

(A) (I) take any action that would reasonably be expected to conflict with or violate any of its Governing Documents or any Law, (II) take any action that causes (or is reasonably expected to cause) any of its representations, warranties or covenants in this Agreement to be breached, (III) take any action that unreasonably hinders or delays the Closing and the Merger Effective Time, or causes a closing condition to this Agreement to fail to be satisfied, (IV) take any action that causes any of its directors, officers, employees, stockholders or members to incur any personal liability, (V) provide access to or disclose information that could jeopardize any attorney-client privilege, attorney work product or other legal privilege, (VI) agree to any change or modification of an existing agreement, instrument or document that would be effective prior to the Closing and the Merger Effective Time or effective in the event Closing does not occur or (VII) require its pre-closing board of directors, managers, general partner or other relevant governing body, as applicable, to authorize a Debt Financing that would be effective in the event Closing does not occur;

(B) pay any fees, reimburse any expenses or give any indemnities prior to the Closing and the Merger Effective Time or in the event the Closing does not occur;

(C) provide cooperation to the extent it would unreasonably interfere with its ongoing business or operations; and

(D) execute any document that would be effective prior to the Closing and the Merger Effective Time or effective in the event the Closing does not occur (other than customary authorization letters in respect of the presence or absence of material non-public information);

(E) cause the delivery or preparation of (i) any financial information in a form not customarily prepared or maintained by it with respect to such period or (ii) any financial information with respect to a fiscal period that has (A) not yet ended or (B) has not been filed with the SEC within 90 days following a fiscal year end and 60 days within a fiscal quarter end (for quarters other than the fourth quarter of a fiscal year)

(b) The absence or inability to consummate a Debt Financing shall not be considered a failure of the performance by any Party in respect of the undertakings in this Section 6.15 for any purpose under this Agreement (including in respect of Section 7.2(b)), except to the extent such Party has committed a Willful Breach with respect to its obligations and items in its control pursuant to this Section 6.15, and the consummation of a Debt Financing transaction is expressly understood not to be a condition to consummating the Merger under Article VII.

Section 6.16 Available Liquidity; Sierra Net Debt. Sierra shall ensure that (a) at the Closing, the condition in Section 7.3(d) is satisfied and (b) on the date of the Ferrari Stockholder Meeting, the condition in Section 7.3(d) would reasonably be expected to be satisfied if the Closing were to occur on such date.

Section 6.17 Sierra Reorganization. At Sierra’s sole discretion, prior to the Merger Effective Time, Sierra may consummate a reorganization pursuant to which all of the Sierra Members contribute their Sierra Equity Interests to a newly formed entity such that Sierra becomes a wholly owned Subsidiary of such newly formed entity and the Sierra Members own all of the Equity Interests in such newly formed entity (the “Sierra Reorganization”). If the Sierra Reorganization is consummated, the Parties agree to amend this Agreement to make such new entity “Sierra” under this Agreement and to make any other changes that are reasonable and necessary to reflect the Sierra Reorganization. Such newly formed entity shall have been formed solely for the purpose of engaging in the Transactions and shall not have engaged in any business activities or conducted any operations and shall not have incurred any liabilities other than in connection with such Transactions.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the written agreement of the Parties, in each case, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Ferrari Stockholder Approval shall have been duly obtained.

(b) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) that prohibits, restrains, enjoins or makes illegal the consummation of the Transactions and there shall be no Order (whether temporary, preliminary or permanent) of any Governmental Entity of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the Transactions.

(c) Listing. The Ferrari Class A Shares issuable upon exchange of the Merger Consideration shall have been approved for listing on NASDAQ, subject only to official notice of issuance.

(d) HSR Act. All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions, and any commitment to, or agreement (including any timing agreement) with, any Governmental Entity to delay the consummation of, or not to close before a certain date, the Transactions, shall have expired or been terminated.

(e) Reverse Stock Split. The Ferrari Reverse Stock Split and the Ferrari Partnership Reverse Unit Split shall be effective.

Section 7.2 Conditions to Obligations of Sierra. The obligation of Sierra to effect the Merger is also subject to the satisfaction or waiver (in writing) by Sierra on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.2 (Capitalization), Section 4.3 (Authorization; Validity of Agreement; Ferrari Action), Section 4.4 (Board and Equityholder Approvals), Section 4.5(a) (Consents and Approvals; No Violations), Section 4.24 (Brokers and Other Advisors) and Section 4.30 (Letter of Resignation), each of the representations and warranties of the Ferrari Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (disregarding all qualifications or limitations as to “material,” “materiality,” or “Ferrari Material Adverse Effect” and except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to have a Ferrari Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.2(a) and (d) (Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for de minimis inaccuracies, (iii) the representations and warranties set forth in Section 4.1(a) (Organization and Qualifications; Subsidiaries), Section 4.2(b), (c), and (e) (Capitalization); Section 4.3 (Authorization; Validity of Agreement; Ferrari Action); Section 4.4 (Board and Equityholder Approvals), Section 4.5(a) (Consents and Approvals; No Violations) and Section 4.24 (Brokers and Other Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (disregarding all qualifications or limitations as to “material,” “materiality,” or “Ferrari Material Adverse Effect” and except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) and (iv) the representations and warranties set forth in Section 4.30 (Letter of Resignation) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing; and Sierra shall have received a certificate signed on behalf of Ferrari by a duly authorized executive officer of Ferrari to the foregoing effect.

(b) Performance of Obligations of Ferrari. Each of the Ferrari Parties shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time; and Sierra shall have received a certificate signed on behalf of the Ferrari Parties by a duly authorized executive officer of the Ferrari Parties to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, no Ferrari Material Adverse Effect shall have occurred, and Sierra shall have received a certificate signed on behalf of Ferrari by a duly authorized executive officer of Ferrari to such effect.

(d) Ancillary Agreements. Each of the Registration Rights Agreement and the Director Designation Agreement shall be in full force and effect.

Section 7.3 Conditions to Obligations of Ferrari. The obligation of Ferrari to effect the Merger is also subject to the satisfaction or waiver (in writing) by Ferrari, on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.2 (Capitalization), Section 3.3 (Authorization; Validity of Agreement; Sierra Action), Section 3.4 (Approvals), Section 3.5(a) (Consents and Approvals; No Violations) and Section 3.23 (Brokers; Expenses), each of the representations and warranties of Sierra set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (disregarding all qualifications or limitations as to “material,” “materiality,” or “Sierra Material Adverse Effect” and except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to have a Sierra Material Adverse Effect and (ii) the representations and warranties set forth in Section 3.2(a) (Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for de minimis inaccuracies and (iii) the representations and warranties set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.2(b)-(e) (Capitalization); Section 3.3 (Authorization; Validity of Agreement; Sierra Action), Section 3.4 (Approvals), Section 3.5(a) (Consents and Approvals; No Violations) and Section 3.23 (Brokers; Expenses) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (disregarding all qualifications or limitations as to “material,” “materiality,” or “Sierra Material Adverse Effect” and except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Ferrari shall have received a certificate signed on behalf of Sierra by a duly authorized executive officer of Sierra to the foregoing effect.

(b) Performance of Obligations of Sierra. Sierra shall have performed or complied in all material respects with all obligations required to be performed or complied with by Sierra under this Agreement at or prior to the Merger Effective Time, and Ferrari shall have received a certificate signed on behalf of Sierra by a duly authorized executive officer of Sierra to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, no Sierra Material Adverse Effect shall have occurred, and Ferrari shall have received a certificate signed on behalf of Sierra by a duly authorized executive officer of Sierra to such effect.

(d) Available Liquidity; Net Debt. The Available Liquidity is no less than $65,000,000 and Sierra Net Debt is not in excess of $140,000,000.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Merger Effective Time (except as otherwise provided below, whether before or after receipt of the Ferrari Stockholder Approval) as follows:

(a) by mutual written consent of Sierra and Ferrari;

(b) by either Sierra or Ferrari, if there has been a breach by the other Party or Parties of any representation, warranty or covenant set forth in this Agreement or any representation or warranty of the other Party or Parties becomes untrue, which breach or untruth (x) in the case of a breach or untruth by the Ferrari Parties would result in a condition in Section 7.1 or Section 7.2 not being satisfied if the Closing Date were the date of such breach or untruth and (y) in the case of a breach or untruth by Sierra would result in a condition in Section 7.1 or Section 7.3 not being satisfied if the Closing Date were the date of such breach or untruth (and in each case such breach or untruth is not curable (or capable of being true) prior to the Outside Date, or if curable (or capable of being true) prior to the Outside Date, has not been cured within the earlier of (I) 30 calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (II) three business days before the Outside Date); provided, that this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Sierra or Ferrari, if the Merger Effective Time shall not have occurred by 12:01 a.m., New York, New York time on the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party to the extent that such Party’s material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or resulted in, the Merger Effective Time not occurring prior to the Outside Date;

(d) by Sierra at any time prior to the receipt of the Ferrari Stockholder Approval, if the Ferrari Board of Directors shall have effected a Ferrari Adverse Recommendation Change;

(e) by Ferrari if, prior to the receipt of the Ferrari Stockholder Approval, to the extent permitted by and subject to complying with the terms of Section 5.3, in order to concurrently enter into a Ferrari Acquisition Agreement that constitutes a Superior Proposal, and Ferrari, prior to or concurrently with such termination, pays the Ferrari Termination Payment to Sierra in accordance with Section 8.2(b);

(f) by Sierra if Ferrari shall have breached any of its obligations set forth in Section 5.3(b) [No Solicitation];

(g) by either Ferrari or Sierra if a Governmental Entity of competent jurisdiction shall have enacted or promulgated a Law, or issued or entered a final, non-appealable Order, in each case permanently restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the Merger or other Transactions; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(g) shall have materially complied with its obligations under Section 6.2;

(h) by either Sierra or Ferrari, if the Ferrari Stockholder Meeting (including any adjournment or postponement thereof) has concluded, the stockholders of Ferrari have voted and the Ferrari Stockholder Approval was not obtained; provided, that this Agreement may not be terminated pursuant to this Section 8.1(h) by Ferrari if Ferrari shall have breached any of its obligations set forth in Section 5.4(c) [Ferrari Stockholder Meeting]; or

(i) by Ferrari, if all of the conditions set forth in Article VII (other than Section 7.3(d) [Available Liquidity; Sierra Net Debt]) are satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that are then capable of being satisfied if there were a Closing) or waived and the Closing does not occur pursuant to Section 1.2 because the condition in Section 7.3(d) [Available Liquidity; Sierra Net Debt] is not satisfied.

Section 8.2 Effect of Termination.

(a) Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Sierra or any Ferrari Party, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, that nothing herein shall relieve any Party from liability for fraud or Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement occurring prior to termination.

(b) In the event that:

(i) (A) (x) this Agreement is terminated by Ferrari or Sierra pursuant to Section 8.1(h) [No Ferrari Stockholder Approval] and a Competing Proposal shall have been made after the date hereof, and is publicly proposed or publicly communicated prior to, and not publicly withdrawn within five Business Days prior to, the Ferrari Stockholder Meeting or (y) this Agreement is terminated by Ferrari or Sierra pursuant to Section 8.1(c) [Outside Date] or Sierra pursuant to Section 8.1(b) [Ferrari Breach] and a Competing Proposal shall have been made after the date hereof, and is proposed or communicated to senior management of Ferrari or the Ferrari Board of Directors and has not been withdrawn within five Business Days prior to such termination, and (B) (x) within 12 months of the date of such termination, Ferrari enters into a definitive agreement with respect to any Competing Proposal (or publicly approves or recommends to the stockholders of Ferrari or otherwise does not oppose, in the case of a tender or exchange offer, a Competing Proposal) or (y) a Competing Proposal is consummated within 12 months of the date of such termination; provided, that for purposes of this clause (B) of this Section 8.2(b)(i), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by Ferrari pursuant to Section 8.1(e) [Superior Proposal];

(iii) this Agreement is terminated by Sierra pursuant to Section 8.1(f) [No Solicitation];

(iv) this Agreement is terminated by Sierra pursuant to Section 8.1(d) [Adverse Recommendation Change]; or

(v) this Agreement is terminated by Ferrari pursuant to Section 8.1(h) [No Ferrari Stockholder Approval] and, at such time, Sierra would have been entitled to terminate this Agreement pursuant to Section 8.1(f) [No Solicitation] or Section 8.1(d) [Ferrari Adverse Recommendation Change];

then, in any such event under clause (i), (ii), (iii), (iv) or (v) of this Section 8.2(b), Ferrari shall pay Sierra or its designee the Ferrari Termination Payment in immediately available funds in accordance with wire instructions delivered in writing by Sierra, (x) in the case of Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v) within two business days after such termination, (y) in the case of only Section 8.2(b)(ii), concurrently with such termination or (z) in the case of only Section 8.2(b)(i), two business days after the earlier of (A) the entry into a definitive agreement with respect to any Competing Proposal (or public approval or recommendation to the stockholders of Ferrari or otherwise no opposition to, in the case of a tender or exchange offer, a Competing Proposal) or (B) the consummation of a Competing Proposal; it being understood that in no event shall Ferrari be required to pay the Ferrari Termination Payment on more than one occasion. As used herein, “Ferrari Termination Payment” shall mean a cash amount equal to $13,900,000.

(c) In the event this Agreement is terminated by either Ferrari or Sierra pursuant to Section 8.1(h) [Ferrari Stockholder Approval] because the Ferrari Stockholder Meeting (including any adjournment or postponement thereof) has concluded and the stockholders of Ferrari have voted and the Ferrari Stockholder Approval was not obtained, Ferrari shall pay to Sierra the Sierra Expenses. As used herein, “Sierra Expenses” shall mean a cash amount equal to $2,300,000 to be paid in respect to Sierra’s costs and expense in connection with the negotiation, execution and performance of this Agreement and the Transactions.

(d) In the event this Agreement is terminated by Ferrari pursuant to Section 8.1(i) [Available Liquidity; Sierra Net Debt], Sierra shall pay to Ferrari or its designee the Sierra Termination Payment in immediately available funds in accordance with wire instructions delivered in writing by Ferrari within two business days after such termination. As used herein, the “Sierra Termination Payment” shall mean a cash amount equal to $13,900,000.

(e) Notwithstanding anything in this Agreement to the contrary, if Sierra has the right to terminate this Agreement and such termination would result in the obligation of Ferrari to pay the Ferrari Termination Payment, the payment of such Ferrari Termination Payment shall be the sole and exclusive remedy of Sierra against the Ferrari Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise except in the case of fraud or Willful Breach of any representations, warranties, covenants or agreements set forth in this Agreement; provided, that the foregoing shall not impair the rights of Sierra, if any, to obtain injunctive relief or specific performance pursuant to Section 9.14 prior to any termination of this Agreement. Upon payment of the Ferrari Termination Payment, none of the Ferrari Parties or any of their respective Subsidiaries shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except with respect to any obligations under the Confidentiality Agreement or in the case of fraud or Willful Breach of any representations, warranties, covenants or agreements set forth in this Agreement. For the avoidance of doubt, if Sierra has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, Sierra may elect under which provision it is providing notice of termination. If Ferrari fails to pay in a timely manner the Ferrari Termination Payment, then Ferrari shall pay to Sierra interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum.

(f) Notwithstanding anything in this Agreement to the contrary, if Ferrari has the right to terminate this Agreement and such termination would result in the obligation of Sierra to pay the Sierra Termination Payment, the payment of such Sierra Termination Payment shall be the sole and exclusive remedy of the Ferrari Parties against Sierra for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of Ferrari, if any, to obtain injunctive relief or specific performance pursuant to Section 9.14 prior to any termination of this Agreement. Upon payment of the Sierra Termination Payment, neither Sierra nor any of its Subsidiaries shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except with respect to any obligations under the Confidentiality Agreement.

(g) Notwithstanding anything in this Agreement to the contrary, the payment of the Sierra Expenses shall not relieve Ferrari of any subsequent obligation to pay the Ferrari Termination Payment pursuant to Section 8.2(b); provided, that Ferrari shall be entitled to credit any prior Sierra Expenses actually paid by Ferrari against the amount of the Ferrari Termination Payment required to be paid pursuant to Section 8.2(b).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Ferrari Stockholder Approval, by written agreement of the Parties (by action taken by their respective boards of directors); provided, that after obtaining the Ferrari Stockholder Approval, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Merger Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Neither the waiver by any of the Parties hereto of a breach of, or a default under, any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Merger Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Closing. This Section 9.2 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time.

Section 9.3 Expenses. Except as otherwise set forth herein, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses. From and after the Merger Effective Time, any Transfer Taxes shall be borne by Ferrari OpCo.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon confirmation of receipt; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Sierra, to:

Desert Peak Minerals

1144 15th Street, Suite 2650

Denver, Colorado 80202

Attention:	Tamar Goldstein
Brett Riesenfeld
Email:	tamar.goldstein@kimmeridge.com
brett.riesenfeld@desertpeak.com

with copies to:

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention:	Douglas E. McWilliams
Benjamin Barron
Email:	dmcwilliams@velaw.com
bbarron@velaw.com

if to Ferrari or Ferrari OpCo, to:

Falcon Minerals Corporation

609 Main Street, Suite 3950

Houston, Texas 77002

Attention:	Bryan C. Gunderson
Jeffrey F. Brotman
Claire R. Harvey
Email:	BGunderson@Falconminerals.com
JBrotman@Falconminerals.com
charvey@Falconminerals.com

with copies to:

Latham & Watkins LLP

811 Main St., Suite 3700

Houston, Texas 77002

Attention:	Nick S. Dhesi
William N. Finnegan IV
Ryan J. Lynch
Email:	Nick.Dhesi@lw.com
Bill.Finnegan@lw.com
Ryan.Lynch@lw.com

and

White & Case LLP

609 Main St., Suite 2900

Houston, Texas 77002

Attention:	Steven R. Tredennick
Email:	steven.tredennick@whitecase.com

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Additional Consideration” means, a number of Ferrari Class C Shares and Ferrari Partnership Units equal to, in each case, (a) the sum of (x) the difference between $140,000,000 and the Sierra Net Debt plus (y) the amount by which the Indebtedness for borrowed money of Ferrari Entities as of immediately prior to the Merger Effective Time exceeds $45,000,000 divided by (b) the Share Price, rounded to the nearest whole Ferrari Class C Share or Ferrari Partnership Unit (as applicable).

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as amended, and any directives or requirements of the Office of Foreign Assets Control of the U.S. Department of the Treasury, and (iii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Available Liquidity” means, an amount, as of the Merger Effective Time, equal to (i) the aggregate cash on hand (excluding cash that is required by GAAP to be reflected as restricted cash on the balance sheet of Sierra) of the Sierra Entities, plus (ii) the net cash proceeds available from, or undrawn available capacity under, the debt financing arrangements of the Sierra Entities that shall be effective as of the Merger Effective Time and not in default (with or without notice or lapse of time or both) after giving effect to the Merger, plus (iii) the net cash proceeds available from, or undrawn available capacity under, the debt financing arrangements of the Ferrari Entities that shall be effective as of the Merger Effective Time and not in default (with or without notice or lapse of time or both) after giving effect to the Merger, plus (iv) any reductions to the amounts set forth in clauses (ii) or (iii) that otherwise would be available at the Merger Effective Time resulting from any actions taken by Ferrari or any of its Subsidiaries in violation of Section 5.2.

“Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA and whether or not subject to ERISA), (ii) each employment or consulting agreement or arrangement, and (iii) each termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, profits interest unit, or compensatory equity or equity-based, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, flex spending, vacation, paid time off, perquisite, retirement, pension, profit sharing, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, in each case, whether written or unwritten.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Ferrari or any of the Ferrari Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that consists of 20% or more of Ferrari’s and the Ferrari Subsidiaries’ assets (by fair market value), or that generated 20% or more of Ferrari’s and the Ferrari Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding 12 months, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding Ferrari Equity Interests or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any

Person or group beneficially owning 20% or more of the outstanding Ferrari Equity Interests or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ferrari or any of the Ferrari Subsidiaries that is structured to permit or has the purpose or effect of the transaction or series of related transactions set forth in clauses (a) or (b).

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated July 10, 2020, between Sierra and Ferrari, as amended on June 23, 2021 and December 20, 2021.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act

“Delaware SOS” means the Office of the Secretary of State of the State of Delaware.

“Delegated Committee” means any committee of the Ferrari Board of Directors to which the full Ferrari Board of Directors has delegated its authority with respect to the Transactions in accordance with the General Corporation Law of the State of Delaware and the Ferrari Governing Documents.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws that (i) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees, but solely as they relate to exposure to Hazardous Substances; or (ii) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Permits” means any permit, license, authorization, consent, registration, exemption, waiver, franchise or other approval issued, granted or required under applicable Environmental Laws.

“Equity Interests” means, with respect to any Person, (a) any shares of capital or capital stock, partnership, membership, or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, and (d) any restricted shares, stock appreciation rights, restricted units, performance. units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is or at the relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or under common control under Section 4001(b)(1) of ERISA.

“Existing RRA” means that certain Registration Rights Agreement, dated as of August 23, 2018, by and among Ferrari, Royal Resources and the other parties thereto.

“Existing Shareholders’ Agreement” means that certain Shareholders’ Agreement, dated as of August 23, 2018, by and among Ferrari and the other parties thereto.

“Ferrari Benefit Plan” means each Benefit Plan maintained, sponsored, contributed to, or required to be contributed to, by Ferrari or any of the Ferrari Subsidiaries or under which Ferrari or any of the Ferrari Subsidiaries has or could reasonably be expected to have any current or contingent obligation or liability.

“Ferrari Bylaws” means the bylaws of Ferrari, as amended, in effect as of the date hereof.

“Ferrari Certificate” means the charter of Ferrari, in effect as of the date hereof.

“Ferrari Certificate Amendment” means the amendment and restatement of the Ferrari Certificate substantially in the form of Exhibit B (with such changes as may be agreed in writing by Ferrari and Sierra prior to obtaining the Ferrari Certificate Amendment Approval).

“Ferrari Certificate Amendment Approval” means the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of capital stock of Ferrari entitled to vote generally in the election of directors on the adoption of the Ferrari Certificate Amendment.

“Ferrari Class A Common Stock” or “Ferrari Class A Shares” means the shares of Class A common stock, par value $0.0001 per share, of Ferrari.

“Ferrari Class C Share Issuance” means the issuance of Ferrari Class C Shares in connection with the Merger.

“Ferrari Class C Common Stock” or “Ferrari Class C Shares” means the shares of Class C common stock, par value $0.0001 per share, of Ferrari.

“Ferrari Common Stock” means, together, Ferrari Class A Common Stock and Ferrari Class C Common Stock.

“Ferrari Contribution Agreement” means the Contribution Agreement, by and among Royal Resources L.P., Royal Resources GP L.L.C., Nobel Royalties Acquisition Co., LP, Hooks Ranch Holdings LP, DGK ORRI GP LLC, Hooks Holding Company GP, LLC and Osprey Energy Acquisition Corporation, dated as of June 3, 2018.

“Ferrari Equity Awards” means the Ferrari Restricted Stock Awards and Ferrari PSU Awards.

“Ferrari Equity Plan” means Ferrari’s 2018 Long-Term Incentive Plan, as amended from time to time.

“Ferrari Governing Documents” means, together, the Ferrari Bylaws and the Ferrari Certificate, in each case as in effect on the date hereof.

“Ferrari Intervening Event” means a material event, fact, development or change in circumstance that occurs or arises after the date of this Agreement and that was not known to or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) by the Ferrari Board of Directors as of the date of this Agreement (other than any event, occurrence or fact resulting from a breach of this Agreement by Ferrari); provided, that in no event shall the following events, changes or developments constitute a Ferrari Intervening Event: (A) the receipt, existence or terms of a Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, (B) any fact, circumstance, effect, change, event or development relating to Sierra or any of the Sierra Subsidiaries that does not amount to a Sierra Material Adverse Effect, (C) changes in the market price or trading volume of Ferrari Class A Shares or any other securities of Ferrari, or any reduction in credit rating or the fact that Ferrari meets or exceeds (or that Sierra fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the facts or occurrences giving rise or contributing to such failure may be taken into account for purposes of determining whether a Ferrari Intervening Event has occurred to the extent not otherwise excluded), (D) changes after the date hereof in general United States or global economic or financial conditions, including any change in prices of Hydrocarbons, (E) any breach or threatened breach by Royal Resources of the Ferrari Support Agreement or (F) the public announcement by any Person that such Person opposes or intends to vote against the Transactions.

“Ferrari IP” means Owned Ferrari IP and Licensed Ferrari IP.

“Ferrari Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of Ferrari and the Ferrari Subsidiaries, taken as a whole or (b) has or could reasonably be expected to prevent, materially delay, or materially impair the ability of Ferrari or Ferrari OpCo to perform its obligations under this Agreement or to consummate the Transactions, including the Merger; provided, that for the purposes of clause (a), no Effects resulting or arising from the following shall be deemed to constitute a Ferrari Material Adverse Effect or shall be taken into account when determining whether a Ferrari Material Adverse Effect has occurred or would reasonably be expected to exist or occur: (i) any changes after the date hereof in general United States or global economic or financial conditions, including any change in markets for, or prices of, Hydrocarbons, (ii) any changes after the date hereof to the industry or industry in which Ferrari and the Ferrari Subsidiaries operate, (iii) any changes after the date hereof in GAAP (or any interpretation thereof in accordance with the Financial Accounting Standards Board Statements of Financial Accounting Standards and Interpretations), (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date hereof, (v) any actions taken, or the failure to take any action, if such action or such failure to take action is at the written request or with the prior written consent of Sierra, (vi) the announcement of this Agreement and the Transactions and compliance with or performance of obligations expressly contemplated by this Agreement (provided, that this clause (vi) shall be disregarded for purposes of any representations and warranties set forth in Section 3.5 and, to the extent related thereto, Section 7.2(a)), (vii) any failure by Ferrari to meet any internal or published projections, estimates, forecasts or expectations of Ferrari’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Ferrari Material Adverse Effect” may be taken into account to the extent not otherwise excluded), (viii) any geopolitical conditions, acts of terrorism or sabotage, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), or any shutdown or material limiting of certain United States or foreign federal, state or local government services, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (ix) any reduction in the credit rating of Ferrari or the Ferrari Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Ferrari Material Adverse Effect” may be taken into account to the extent not otherwise excluded) and (x) any change in the market price or trading volume of the Ferrari Class A Common Stock (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Ferrari Material Adverse Effect” may be taken into account to the extent not otherwise excluded); provided, however, except to the extent such Effects resulting or arising out of the matters described in the foregoing clauses (i), (ii), (iii), (iv) and (viii) disproportionately adversely affect Ferrari and the Ferrari Subsidiaries, taken as a whole, relative to other participants in the industry in which Ferrari and the Ferrari Subsidiaries operate generally (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Ferrari Material Adverse Effect” has occurred or may or could occur solely to the extent they are disproportionate).

“Ferrari OpCo Governing Documents” means, together, the certificate of limited partnership of Ferrari OpCo as in effect on the date hereof and the Ferrari OpCo Partnership Agreement.

“Ferrari OpCo Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of Ferrari OpCo, dated as of August 23, 2018, as amended, modified or supplemented from time to time.

“Ferrari Partnership Reverse Unit Split” means a reverse unit split of the Ferrari Partnership Units prior to the Merger Effective Time, at a ratio of four to one (subject to Section 6.12).

“Ferrari Partnership Unit” shall have meaning assigned to the term “Unit” in the Ferrari OpCo Partnership Agreement.

“Ferrari Partnership Unit Issuance” means the issuance of Ferrari Partnership Units in connection with the Merger.

“Ferrari Permitted Liens” means (i) Liens securing any Indebtedness set forth in Section 4.14(a)(iv) of the Ferrari Disclosure Letter, (ii) Liens that result from any statute or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Ferrari Financial Statements in accordance with GAAP, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over any Ferrari Oil and Gas Property which are customarily granted in the oil and gas industry and do not materially and adversely impair the current use of the underlying asset, (iv) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Ferrari Financial Statements in accordance with GAAP, and (v) any other non-monetary Liens, limitations, restrictions or title defects that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located that do not materially impair the value of the applicable Ferrari Oil and Gas Property or the continued use and operation of the applicable Ferrari Oil and Gas Property, in each case, as currently used and operated.

“Ferrari PSU Award” means each award of performance stock units that corresponds to shares of Ferrari Class A Common Stock granted under the Ferrari Equity Plan that is outstanding immediately prior to the Merger Effective Time.

“Ferrari Restricted Stock Award” means each award of restricted shares of Ferrari Class A Common Stock granted under the Ferrari Equity Plan that is outstanding immediately prior to the Merger Effective Time.

“Ferrari Reverse Stock Split” means the adoption of amendments to the Ferrari Certificate providing for (i) a reverse stock split of the Ferrari Common Stock prior to the Merger Effective Time, at a ratio of four to one (subject to Section 6.11), and (ii) a change to the name of Ferrari to “Desert Peak Minerals Inc.” in the form of Exhibit A (with such changes as may be agreed in writing by Ferrari and Sierra prior to obtaining the Ferrari Stockholder Approval).

“Ferrari Stock Issuance” means the Ferrari Class C Share Issuance and the Ferrari Partnership Unit Issuance, collectively.

“Ferrari Stockholder Approval” means the affirmative vote of the holders of at least (i) a majority of the votes cast at the Ferrari Stockholder Meeting on the approval of the issuance of the Merger Consideration and (ii) a majority of the voting power of the outstanding capital stock of Ferrari entitled to vote on the approval of the Ferrari Reverse Stock Split.

“Ferrari Stockholder Meeting” means the meeting of the holders of shares of Ferrari Common Stock for the purpose of seeking the Ferrari Stockholder Approval, the Ferrari Certificate Amendment Approval and the Long Term Incentive Plan Approval, including any postponement or adjournment thereof.

“Governing Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of limited partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Hazardous Substances” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant,” or words of similar meaning, in each case, that is subject to regulation, control or remediation requirements under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), per- and polyfluoroalkyl substances, radon gas, and petroleum products or by-products.

“Hydrocarbons” means oil, gas and other hydrocarbons produced or processed in association therewith, or any combination thereof, and any minerals produced in association therewith, including all crude oil, natural gas, coalbed gas, casinghead gas, condensate, natural gas liquids, scrubber liquids and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane and gasoline) of any type or composition.

“Indebtedness” means with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property Rights” means all rights in or to all U.S., foreign or multinational intellectual property rights, including: (i) inventions (whether or not patentable), patents and patent applications (including any divisions, continuations, continuations-in-part, reissues, reexaminations, interferences and renewals and extensions thereof), (ii) industrial design and other protected designs, and all registrations and applications for registration thereof, (iii) trademarks, service marks, trade dress, logos, taglines, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iv) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (v) trade secrets and confidential information, including inventions, know-how, concepts, methods, processes, designs, network configurations and architectures, schematics, drawings, formulae, technical data, specifications, research and development information, technology, business plans and other proprietary information and rights, (vi) software (in any form, including source code and executable or object code), (vii) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (viii) domain name registrations.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge, as of the date hereof, of (i) the Persons listed on Section 9.5(ii) of the Sierra Disclosure Letter, with respect to Sierra, or (ii) the persons listed on Section 9.5(i) of the Ferrari Disclosure Letter, with respect to Ferrari or Ferrari OpCo.

“Law” means any statute, code, common law, rule, regulation, Order, executive order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, including Anti-Corruption Laws.

“Licensed Ferrari IP” means all Intellectual Property Rights that are licensed to Ferrari or any Ferrari Subsidiary by third parties.

“Licensed Sierra IP” means all Intellectual Property Rights that are licensed to Sierra or any Sierra Subsidiary by third parties.

“Lien” means any lien, charge, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, claim, infringement, interference, option, right of first refusal or first offer, preemptive right, community property interest, license sublease, defect in title or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Long Term Incentive Plan Approval” means the affirmative vote of the holders of at least a majority of the votes cast at the Ferrari Stockholder Meeting on the approval of the Long Term Incentive Plan.

“NASDAQ” means the Nasdaq Capital Market.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons from real property interests.

“Oil and Gas Properties” means all right, title and interest in (i) any mineral interest, mineral fee interest, mineral classified lease, force pooled interests, other mineral rights (of any kind and however derived), lessor royalty interests and other mineral assets based upon, derived from or measured by the fee mineral estate (including, with respect to each of the foregoing, all Oil and Gas Leases, pooling and unitization agreements and orders, division orders, transfer orders, conveyances, mineral deeds, royalty deeds, and in each case, interests thereunder) and any Royalties and (ii) the Hydrocarbons produced from the wells located on or producing from the leases, properties and interests described in clause (i).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means July 11, 2022.

“Owned Ferrari IP” means all Intellectual Property Rights that are owned or purported to be owned by Ferrari or any Ferrari Subsidiary.

“Owned Sierra IP” means all Intellectual Property Rights that are owned or purported to be owned by Sierra or any Sierra Subsidiary.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Representatives” means, when used with respect to a Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person.

“Royalties” means royalties (including landowner’s and lessor’s royalties), overriding royalties, non-participating royalties, convertible interests, sliding scale royalties, compensatory royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by or payable out of production however derived.

“Service Provider” means any officer, employee, consultant, manager or director.

“Share Price” means $5.15.

“Sierra Benefit Plan” means each Benefit Plan maintained, sponsored, contributed to, or required to be contributed to, by Sierra or any of the Sierra Subsidiaries or under which Sierra or any of the Sierra Subsidiaries has or could reasonably be expected to have any current or contingent obligation or liability.

“Sierra Governing Documents” means the Governing Documents of Sierra.

“Sierra IP” means Owned Sierra IP and Licensed Sierra IP.

“Sierra Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of Sierra and the Sierra Subsidiaries, taken as a whole or (b) has or could reasonably be expected to prevent, materially delay, or materially impair the ability of Sierra to perform its obligations under this Agreement or to consummate the Transactions, including the Merger; provided, that for the purposes of clause (a) no Effects resulting or arising from the following shall be deemed to constitute a Sierra Material Adverse Effect or shall be taken into account when determining whether a Sierra Material Adverse Effect has occurred or is or would reasonably be expected to exist or occur: (i) any changes after the date hereof in general United States or global economic or financial conditions, including any changes in markets for, or prices of, Hydrocarbons, (ii) any changes after the date hereof to the industry in which Sierra and the Sierra Subsidiaries operate, (iii) any changes after the date hereof in GAAP (or any interpretation thereof in accordance with the Financial Accounting Standards Board Statements of Financial Accounting Standards and Interpretations), (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date hereof, (v) any actions taken, or the failure to take any action, if such action or such failure to take action is at the written request or with the prior written consent of Ferrari, (vi) the announcement of this Agreement and the Transactions and compliance with or performance of obligations expressly contemplated by this Agreement (provided, that this clause (vi) shall be disregarded for purposes of any representations and warranties set forth in Section 4.5 and, to the extent related thereto, Section 7.3(a)), (vii) any failure by Sierra to meet any internal or published projections, estimates, forecasts or expectations of Sierra’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Sierra Material Adverse Effect” may be taken into account to the extent not otherwise excluded), (viii) any geopolitical conditions, acts of terrorism or sabotage, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), or any shutdown or material limiting of certain United States or foreign federal, state or local government services, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (ix) any reduction in the credit rating of the Sierra or the Sierra Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Sierra Material Adverse Effect” may be taken into account to the extent not otherwise excluded); provided, however, except to the extent such Effects resulting or arising out of the matters described in the foregoing clauses (i), (ii), (iii), (iv) and (viii) disproportionately adversely affect Sierra and the Sierra Subsidiaries, taken as a whole, relative to other participants in the industry in which Sierra and the Sierra Subsidiaries operate generally (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Sierra Material Adverse Effect” has occurred or may or could occur solely to the extent they are disproportionate).

“Sierra Member” means a member of Sierra holding Sierra Membership Units.

“Sierra Membership Unit” means a limited liability company interest in Sierra, representing a member’s undivided interest therein.

“Sierra Net Debt” means, as of immediately prior to the Merger Effective Date, an amount equal to (i) all outstanding Indebtedness for borrowed money of the Sierra Entities minus (ii) all of cash on hand (excluding restricted cash) of the Sierra Entities; provided, that, for purposes of determining the Additional Consideration, Sierra Net Debt shall be no less than $75,000,000.

“Sierra Permitted Liens” means (i) Liens securing any Indebtedness set forth in Section 3.14(a)(iv) of the Sierra Disclosure Letter, (ii) Liens that result from any statute or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Sierra Financial Statements in accordance with GAAP, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over any Sierra Oil and Gas Property which are customarily granted in the oil and gas industry and do not materially and adversely impair the current use of the underlying asset, (iv) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Sierra Financial Statements in accordance with GAAP and (v) any other non-monetary Liens, limitations, restrictions or title defects that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located that do not materially impair the value of the applicable Sierra Oil and Gas Property or the continued use and operation of the applicable Sierra Oil and Gas Property, in each case, as currently used and operated.

“Sponsor RRA” means that certain Registration Rights Agreement, dated as of July 20, 2017, by and among Ferrari and Osprey Sponsor, LLC.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding Equity Interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Sierra or any of its affiliates) to acquire, directly or indirectly, (a) businesses or assets of Ferrari or any of the Ferrari Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of the assets of Ferrari and the Ferrari Subsidiaries, taken as a whole, or that generated 50% or more of Ferrari’s and the Ferrari Subsidiaries’ consolidated net revenue and earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding Ferrari Equity Interests, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Ferrari Board of Directors, after consultation with its financial advisors and outside legal counsel, that (i) if consummated, would result in a transaction more favorable to Ferrari’s stockholders from a financial point of view than the Transactions (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Sierra in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Ferrari Board of Directors and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Ferrari Board of Directors.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any Governmental Entity or domestic or foreign Taxing Authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any Governmental Entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Transactions” means the transactions contemplated hereby, including the Merger, the Ferrari Stock Issuance, the Ferrari Reverse Stock Split, the Ferrari Certificate Amendment and the Long Term Incentive Plan.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Willful Breach” means a material breach (or the committing of a material beach) of this Agreement that is a consequence of an act or failure to act by the breaching party, and where the breaching party knows such action or the failure to act would, or would reasonably be expected to, constitute a breach of this Agreement.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Balance Sheet Date”	Section 3.6(a)(i)
“Certificate of Merger”	Section 1.3
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.11(d)
“Continuing Employee”	Section 6.5
“Contract”	Section 3.14(a)
“Covered Persons”	Section 6.4(a)
“Debt Financing”	Section 6.15
“Director Designation Agreement”	Recitals
“DLLCA”	Recitals
“Employee Agreements”	Section 6.5
“Exchange Act”	Section 4.5
“Ferrari”	Preamble
“Ferrari Acquisition Agreement”	Section 5.3(d)(iv)
“Ferrari Adverse Recommendation Change”	Section 5.3(d)(viii)
“Ferrari Board of Directors”	Recitals
“Ferrari Board Recommendation”	Recitals
“Ferrari Disclosure Letter”	Article IV
“Ferrari Entities”	Section 4.1(c)
“Ferrari Equity Agreements”	Section 4.2(b)
“Ferrari Equity Interests”	Section 4.2(a)
“Ferrari Financial Advisor”	Section 4.22
“Ferrari Financial Statements”	Section 4.6(b)
“Ferrari GP”	Recitals
“Ferrari GP Approval”	Section 4.4(b)
“Ferrari Independent Petroleum Engineers”	Section 4.20(b)
“Ferrari IT Systems”	Section 4.17(d)
“Ferrari Material Contract”	Section 4.14(b)
“Ferrari Oil and Gas Properties”	Section 4.20(a)
“Ferrari OpCo”	Preamble
“Ferrari Parties”	Preamble
“Ferrari Permits”	Section 4.18(c)
“Ferrari Preferred Stock”	Section 4.2(a)
“Ferrari Private Placement Warrant”	Section 4.2(a)
“Ferrari Public Warrant”	Section 4.2(a)
“Ferrari Related Party Agreement”	Section 4.26
“Ferrari Reserve Report”	Section 4.20(b)
“Ferrari SEC Documents”	Section 4.6(a)
“Ferrari Sensitive Information”	Section 4.17(e)
“Ferrari Subsidiary”	Section 4.1(c)
“Ferrari Support Agreement”	Recitals
“Ferrari Termination Payment”	Section 8.2(b)
“Ferrari Third Party Leases”	Section 4.20(i)
“Ferrari Warrant”	Section 4.2(a)
“GAAP”	Section 3.6(b)
“Governmental Entity”	Section 3.5

“HSR Act”	Section 3.5
“Indemnification Agreements”	Section 6.4(a)
“Intended Tax Treatment”	Section 1.7
“Interim Financials”	Section 3.6(a)(iv)
“Legal Proceeding”	Section 3.10
“Long Term Incentive Plan”	Section 6.13
“Maximum Amount”	Section 6.4(d)(i)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)(i)
“Merger Effective Time”	Section 1.3
“Merger Sub”	Preamble
“NSAI”	Section 3.19(b)
“NSAI Reserve Report”	Section 3.19(b)
“Parties”	Preamble
“Proxy Statement”	Section 4.5
“Registration Rights Agreement”	Recitals
“Royal Resources”	Recitals
“Sarbanes-Oxley Act”	Section 4.6(a)
“SEC”	Section 3.6(c)
“Securities Act”	Section 3.6(c)
“Sierra”	Preamble
“Sierra Disclosure Letter”	Article III
“Sierra Entities”	Section 3.1(c)
“Sierra Equity Interests”	Section 3.2(a)
“Sierra Expenses”	Section 8.2(c)
“Sierra Financial Statements”	Section 3.6(a)
“Sierra Independent Petroleum Engineer”	Section 3.19(b)
“Sierra IT Systems”	Section 3.17(d)
“Sierra Material Contract”	Section 3.14(b)
“Sierra Members”	Recitals
“Sierra Oil and Gas Properties”	Section 3.19(a)
“Sierra Permits”	Section 3.18(c)
“Sierra Reorganization”	Section 6.17
“Sierra Reserve Report”	Section 3.19(b)
“Sierra S-1”	Article III
“Sierra Subsidiary”	Section 3.1(c)
“Sierra Termination Payment”	Section 8.2(d)
“Sierra Third Party Leases”	Section 3.19(i)
“Surviving Entity”	Section 1.1
“Takeover Statutes”	Section 4.28
“Transaction Committee”	Recitals
“Transaction Litigation”	Section 6.1(c)
“Transfer Taxes”	Section 6.9(b)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits,” are intended to refer to Sections of this Agreement and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. As used in this Agreement, “made available” or terms of similar import mean made available to the applicable Party and its Representatives in the electronic data room maintained by the providing Party for purposes of the Transactions or via documents publicly filed, furnished or submitted to the SEC prior to the date hereof. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. Any references to any Law refers to such Law as amended, modified, supplemented or replaced from time to time (including any successor), except as the context may otherwise require. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Counterparts. This Agreement may be executed manually, electronically by email or other electronic transmission or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Ferrari Disclosure Letter and the Sierra Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended so that until the termination of this Agreement in accordance with Section 8.1, any Party shall be permitted to take any actions expressly contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) as provided in Section 6.4 and (ii) the right of the Persons to the Merger Consideration in accordance with Section 2.2, from and after the Merger Effective Time, neither this Agreement (including the Ferrari Disclosure Letter and the Sierra Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to conflicts of laws principles (whether of the State of Delaware or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Delaware).

(b) All Legal Proceedings and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the state of Delaware), for the purpose of any Legal Proceeding arising out of or relating to this Agreement and the Transactions brought by any Party, (ii) agrees not to commence any such action or proceeding except in such courts, (iii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY

OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section 9.13 shall be null and void.

Section 9.14 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Section 8.1, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.14. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.14.

Section 9.15 Non-Recourse. This Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, affiliate (including, with respect to Sierra, any other investment funds, vehicles or accounts sponsored or managed by affiliates of Sierra (or one of any such Person’s subsidiary advisory entities), and the Persons in which they invest), agent, attorney, advisor, consultant or Representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Sierra or the Ferrari Parties under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Ferrari, Ferrari OpCo, Merger Sub and Sierra have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FALCON MINERALS CORPORATION

By:	/s/ Bryan C. Gunderson
Name:	Bryan C. Gunderson
Title:	President and Chief Executive Officer

FALCON MINERALS OPERATING PARTNERSHIP, LP By: Falcon Minerals GP, LLC, its general partner

By:	/s/ Bryan C. Gunderson
Name:	Bryan C. Gunderson
Title:	President and Chief Executive Officer

FERRARI MERGER SUB A LLC By: Falcon Minerals Operating Partners, LP, its managing member By: Falcon Minerals GP, LLC, its managing member

By:	/s/ Bryan C. Gunderson
Name:	Bryan C. Gunderson
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

DPM HOLDCO, LLC

By:	/s/ Noam Lockshin
Name:	Noam Lockshin
Title:	Manager

[Signature Page to Agreement and Plan of Merger]